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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         ------------------------------

                             NEOZYME II CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         ------------------------------

                             NEOZYME II CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

           CALLABLE COMMON STOCK, PAR VALUE $1.00 PER SHARE, INCLUDED
        IN UNITS TOGETHER WITH CALLABLE WARRANTS TO PURCHASE TWO SHARES
                      OF GENERAL DIVISION COMMON STOCK OF
                 GENZYME CORPORATION, PAR VALUE $.01 PER SHARE,
             AND 0.135 SHARE OF TISSUE REPAIR DIVISION COMMON STOCK
               OF GENZYME CORPORATION, PAR VALUE $.01 PER SHARE.
                         (Title of Class of Securities)

                                    G6420H11
                     (CUSIP Number of Class of Securities)

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                             NEOZYME II CORPORATION
                                  MAIN STREET
                                   ROAD TOWN
                        TORTOLA, BRITISH VIRGIN ISLANDS
                                 (809) 494-2065
                       ATTENTION: PAUL EDWARDS, PRESIDENT
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

                         ------------------------------

                                 WITH A COPY TO

                             STEVEN D. SINGER, ESQ.
                                 HALE AND DORR
                                60 STATE STREET
                                BOSTON, MA 02109

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Neozyme II Corporation, a British Virgin Islands ("BVI") international business company ("Neozyme II" or the "Company"). The address of the principal executive offices of the Company is Todman Building, Main Street, Road Town, Tortola, British Virgin Islands. The title of the class of equity securities to which this statement relates is the callable common stock, par value $1.00 per share, of the Company (the "Callable Common Stock"). The shares of Callable Common Stock (individually, a "Share" and, collectively, the "Shares") are included in units (individually, a "Unit" and, collectively, the "Units"), each of which consists of one Share and a Callable Warrant (individually, a "Callable Warrant" and, collectively, the "Callable Warrants") to purchase two shares of General Division common stock, par value $.01 per share, of Genzyme Corporation, a Massachusetts corporation ("Genzyme") and 0.135 share of Tissue Repair Division common stock, par value $.01 per share, of Genzyme. The Shares included in the Units represent all of the issued and outstanding capital stock of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to a tender offer by Neozyme II Acquisition Corp., a BVI international business company (the "Purchaser") and a wholly-owned subsidiary of Genzyme, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated September 27, 1996, to purchase all of the outstanding Units at a price of $45.00 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to a Purchase Agreement dated as of September 20, 1996 (the "Purchase Agreement") among Genzyme, the Purchaser and the Company. The Purchase Agreement provides that, among other things, as soon as practicable after the purchase of Units pursuant to, or in certain circumstances upon the termination of, the Offer, and the satisfaction of the other conditions contained in the Purchase Agreement and in accordance with the applicable provisions of the BVI International Business Companies Ordinance, 1984 (the "BVI Law"), the Purchaser will cause a transaction by which Genzyme will, directly or indirectly, acquire all of the Shares included in the untendered Units (the "Second Step Transaction"). If the Offer is consummated and 90% or more of the Units are tendered and accepted, the Purchaser will either (i) effect a merger of the Company into the Purchaser or (ii) cause the Company to redeem all Shares included in the untendered Units. If the Offer is consummated but less than 90% of the Units are tendered and accepted or, if pursuant to the Purchase Agreement the Offer is terminated or amended and the requisite approval of the Company's shareholders for the Second Step Transaction is obtained, then the Second Step Transaction will be effected as a merger of a wholly owned subsidiary of the Purchaser with and into the Company.

     In order to effect the Second Step Transaction as promptly as possible following completion, or under certain circumstances the termination, of the Offer, the Board of Directors of the Company has authorized a Plan of Merger relating to a merger of a wholly owned subsidiary of the Purchaser with and into the Company (the "Merger Plan") in accordance with the BVI Law and the Company's Memorandum and Articles of Association. The consummation of the Second Step Transaction is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Plan by the requisite vote or consent of the holders of Shares (the "Holders"), if required by the BVI Law. Under the BVI Law and the Company's Memorandum and Articles of Association, if the Purchaser acquires at least a majority of the outstanding Units, the Purchaser would have sufficient voting power to approve the Merger Plan by written consent in lieu of a meeting of Holders and without the vote or consent of any other Holder. In addition, under the BVI Law, if the Purchaser acquires at least 90% of the outstanding Units, the Purchaser would have the power to consummate a merger of the Company into the Purchaser, or require the Company to redeem all of the Shares not held by the Purchaser, without a vote of the Holders. In either event, the Purchaser intends to take all necessary and appropriate action to cause the Second Step Transaction to become effective as soon as reasonably practicable after the consummation, or under certain circumstances the termination, of the Offer without a meeting of the Holders.

     Regardless of the form of the Second Step Transaction, the consideration to be received as a result of the Second Step Transaction by the holders of Shares included in the untendered Units (other than Genzyme, the Purchaser or the Company or any direct or indirect subsidiary of any of them and the Holders, if any, who have demanded and perfected their appraisal rights under the applicable provisions of the BVI Law) will be $29.00 per Share in cash, without interest. Any Callable Warrants included in the untendered Units will remain outstanding following the Second Step Transaction. Genzyme does not intend to list the Callable Warrants remaining outstanding after the Second Step Transaction on any securities exchange or to make a market in the Callable Warrants. As a result, no liquid market may develop for the Callable Warrants, which may adversely affect their value.

     A copy of the Purchase Agreement is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

     According to the Offer to Purchase, the principal executive offices of Genzyme and the Purchaser are located at One Kendall Square, Cambridge, Massachusetts 02139.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement, and understanding and each actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the Company's Information Statement set forth on Schedule I hereto or set forth below.

ESTABLISHMENT AND HISTORY OF THE COMPANY

     The Company was formed in March 1992 to contract with Genzyme to conduct research, development and clinical testing of biotherapeutic products ("Products") for the treatment of cystic fibrosis ("CF") by protein replacement or gene therapy (the "Field"). In August 1993, the Field was expanded to include the products involved in Genzyme's collaboration with NABI, Inc. ("NABI"). The lead product of the NABI collaboration, known as HyperGAM[Trademark] + CF, was an antibody-based product for the prevention and treatment of bacterial infections in CF patients. Development of all products in the NABI collaboration was discontinued in June 1996 following an interim analysis of data from a Phase II clinical trial of HyperGAM[Trademark] + CF. As used herein, the term "Field" refers to the Field as so expanded.

     In May 1992, the Company and Genzyme completed a public offering (the "Unit Offering") of 2,415,000 units (the "Offered Units"), each Offered Unit consisting of one Share, one non-callable warrant (the "Series N Warrant") to purchase, prior to the adjustment described in the next paragraph, one share of common stock, par value $.01 per share, of Genzyme ("Genzyme Common Stock") and one Callable Warrant, to purchase, prior to the adjustment described in the next paragraph, one share of Genzyme Common Stock, at a price to the public of $35.00 per Offered Unit. The Company received all of the approximately $78 million in net proceeds from the Unit Offering. In connection with the Unit Offering, the Company issued its Series 1992 Note to Genzyme and entered into a Technology License Agreement, Development Agreement, Purchase Option Agreement, Services Agreement and Administrative Agreement with Genzyme. The terms of the Series 1992 Note and such agreements are summarized below.

     The Series N Warrants began trading separately from the Offered Units on August 4, 1992, resulting in the Offered Units becoming the Units, consisting of the Callable Common Stock and the Callable Warrants. As a result of a subsequent recapitalization and stock split by Genzyme, each Callable Warrant now represents the right to purchase two shares of Genzyme General Division common stock and 0.135 share of Genzyme Tissue Repair Division common stock. The Units trade on the Nasdaq National Market (the "NNM") under the symbol NIIUF.

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AGREEMENTS AND RELATIONSHIPS BETWEEN THE COMPANY AND GENZYME

     TECHNOLOGY LICENSE AGREEMENT. Under the Technology License Agreement, Genzyme granted to Neozyme II a worldwide exclusive right and license to manufacture and sell Products within the Field based on all patent and other intellectual property rights owned, controlled or acquired by Genzyme during the term of the Development Agreement and as to which Genzyme has the right to grant sublicenses.

     Neozyme II paid Genzyme $5 million in consideration for Genzyme entering into the Technology License Agreement and in recognition of Genzyme's expertise and expenditures in developing the technology licensed to Neozyme II. Genzyme agreed to use commercially reasonable efforts to secure such technology rights as it deems reasonably necessary to conduct the research to be performed for Neozyme II under the Development Agreement. Neozyme II is obligated to assume, subject to its prior consent, any royalty or other obligations to third parties undertaken by Genzyme in the primary license. The license is otherwise royalty free.

     Also pursuant to the Technology License Agreement, Neozyme II granted to Genzyme a royalty-free, fully paid, irrevocable, perpetual, worldwide, exclusive right and license to engage in any and all uses of Improvements, except for those that are within the Field. "Improvements" consist of technology discovered, developed or otherwise acquired in the course of research conducted by Genzyme for Neozyme II under the Development Agreement. Neozyme II has agreed that it will not, without first obtaining the consent of Genzyme, sublicense, disclose or otherwise transfer any rights in the technology licensed to it by Genzyme, or in Improvements, to any third party before the expiration or termination of the Purchase Option Agreement.

     Either party may terminate the Technology License Agreement under certain circumstances including breach by the other party of the Technology License Agreement or the Development Agreement that continues unremedied for 60 days. If the Technology License Agreement is terminated, the parties are obligated to negotiate commercially reasonable royalties or other compensation for certain rights, depending on which party terminated the agreement.

     DEVELOPMENT AGREEMENT. Under the Development Agreement, Neozyme II has engaged Genzyme to perform all of its research, development and clinical testing activities relating to the Products through December 31, 1996 unless terminated earlier. Genzyme agreed to use commercially reasonable efforts to conduct these activities pursuant to certain work plans and budgets prepared by Genzyme and approved by Neozyme II.

     Neozyme II is obligated to reimburse Genzyme for all costs associated with Genzyme's work under the Development Agreement up to an amount consisting of substantially all of the net proceeds from the Unit Offering plus interest accrued thereon, less the $5 million payment to Genzyme under the Technology License Agreement, less funds for use by Neozyme II for general and administrative expenses and less $1 million to be retained by Neozyme II for working capital (in the aggregate, the "Available Funds"). Genzyme may engage other parties to assist in the work performed for Neozyme II under the Development Agreement, provided that amounts paid to non-affiliates of Genzyme may not exceed $15 million unless otherwise approved by Neozyme II. As of August 31, 1996, Neozyme II had paid approximately $74.5 million to Genzyme under the Development Agreement. Based upon the work plan and budget approved for 1996 by the Neozyme II Board of Directors, Neozyme expects the Available Funds to be substantially exhausted by December 31, 1996.

     The Development Agreement may be terminated by either party under certain circumstances including breach by the other party of the Technology License Agreement or the Development Agreement that continues unremedied for 60 days. The Development Agreement also provides that it will terminate 90 days after the Available Funds become exhausted unless Genzyme elects to continue commercially reasonable efforts to continue research and development of the Products at its expense. Genzyme is under no obligation to continue such research and development. Genzyme may assign its rights and delegate its obligations only to an affiliate of Genzyme, certain successors of Genzyme or certain parties that acquire substantially all of the assets of Genzyme under certain circumstances. Neozyme II may not assign its rights or delegate its obligations under the Development Agreement.

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

     PURCHASE OPTION AGREEMENT. The Shares are subject to a purchase option agreement (the "Purchase Option Agreement") pursuant to which Genzyme may purchase all (but not less than all) of the shares from the holders thereof at any time through December 31, 1996, unless exercisability is accelerated upon exhaustion of the Available Funds.

     The Purchase Option is exercisable until December 31, 1996, at an exercise price per share that increases each month through December 31, 1996 to a maximum of $117.00 per share. The Purchase Option Exercise Price may be paid in cash, in shares of Genzyme stock, or in any combination thereof, at Genzyme's discretion. As of the date hereof, the exercise price per share of the Purchase Option was $108.50.

     Termination of the Development Agreement or the Technology License Agreement due to a material breach by one of the parties will cause the Purchase Option to terminate 60 days thereafter in the case of a breach by Genzyme or 120 days thereafter in the case of a breach by Neozyme II.

     SERIES 1992 NOTE. In 1992, Neozyme II issued a note in the principal amount of $100,000 to Genzyme (the "Series 1992 Note"). The Series 1992 Note is due on the day following the termination of the Purchase Option Agreement and may not be prepaid. Pursuant to Neozyme II's Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, Neozyme II and its shareholders are prohibited from taking any action or permitting any action to be taken that is inconsistent with Genzyme's rights under the Purchase Option Agreement. In addition, pursuant to the Company's Memorandum of Association, while the Series 1992 Note is outstanding, Neozyme II may not issue additional capital stock, borrow more than $1 million in the aggregate, declare or pay dividends utilizing funds committed to be paid to Genzyme under the Development Agreement, merge, liquidate or sell all or substantially all of its assets without the approval of Genzyme.

     SERVICES AND ADMINISTRATIVE AGREEMENTS. Pursuant to these agreements, a subsidiary of Genzyme (Genzyme Limited) provides certain financial, legal and administrative services to Neozyme II on a cost reimbursement basis, and Neozyme II is required to provide a list of record holders of the Callable Common Stock to Genzyme upon Genzyme's exercise of the Purchase Option.

OTHER RELATIONSHIPS

     Since the Company's inception, the sole executive officer of the Company has been an employee of Genzyme. From March 1992 until January 1996, G. Jan van Heek, a Senior Vice President of Genzyme, served as the Company's President and Treasurer. In January 1996, Mr. van Heek resigned as President and Treasurer of the Company, and Paul M. Edwards was appointed to these positions. Mr. Edwards also serves as Vice President and General Manager -- UK Operations for Genzyme, a position he has held since April 1993. Henri A. Termeer, the Chairman of the Board of the Company, is the Chairman, President and Chief Executive Officer of Genzyme. In addition, Mr. Termeer is a trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Life Sciences Investors. Hambrecht & Quist has acted as the Special Committee's financial advisor in connection with the offering. Gregory D. Phelps, a Director of the Company, is an Executive Vice President of Genzyme. Robert J. Carpenter, a Director of the Company, also serves as a Director of Genzyme.

     The Company does not have and has never had its own research and development employees or facilities and, therefore, it is heavily dependent upon the employees, facilities and other resources of Genzyme. Genzyme and the Company have also engaged the same independent auditors and outside legal counsel since the Company's inception. Any material adverse change in the business or financial condition of Genzyme could have a material adverse effect upon the Company.

     As of September 20, 1996, neither Genzyme nor the Purchaser owned any Units; however, Genzyme is deemed to beneficially own all of the outstanding Shares as a result of its option under the Purchase Option Agreement.

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

     If the Offer and the Second Step Transaction are not consummated and, thereafter, in the event that Genzyme does not exercise the Purchase Option, the Company will need to consider a number of alternative means of continuing its development programs. There can be no assurance that the Company will be able to secure the financial resources or capabilities needed to continue these programs. If the Company elects to sell or license certain of its technology to third parties, agreements with such third parties, if available, may be on terms less favorable to the Company than the terms of the Company's agreements with Genzyme.

INDEMNIFICATION OF DIRECTORS

     The Company is a BVI international business company. Section 57 of the BVI Law provides that a corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an officer, director or liquidator of such corporation, or is or was serving at the request of such corporation as an officer, director or liquidator of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director or liquidator acted honestly and in good faith. The decision of the directors of the Company as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person acted with no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of this section, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a NOLLE PROSQUI does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that such person had reasonable cause to believe that his conduct was unlawful. Where an officer, director or liquidator is successful on the merits or otherwise in the defense of any action referred to above, the Company must indemnify him against the expenses that such officer, director or liquidator reasonably incurred.

     Regulation 80 of the Company's Amended and Restated Articles of Association (the "Articles of Association") provides that the Company may indemnify its directors against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings to which a director is or was a party to or is threatened to be made a party by reason of his service as a director.

     In addition, the Company and each of Kennett Burnes and Robert E. Flynn (singularly, the "Indemnitee," and collectively, the "Indemnitees") have entered into Indemnification Agreements dated September 5, 1996 (the "Indemnification Agreements") under which the Company has agreed to indemnify each of the Indemnitees against all liabilities and expenses arising out of their service on the Special Committee. Under the Indemnification Agreements, the Company will indemnify and hold each Indemnitee harmless if he is made a party or is threatened to be made a party to or is otherwise involved in any proceeding arising out of or relating to such Indemnitee's service on the Special Committee or on the Board, whether the basis of such proceeding is alleged action taken or omitted in an official capacity as a director, or in any other capacity while serving as a director, to the fullest extent authorized by the BVI Law. The Indemnitee shall be held harmless against all expense, liability, and loss (including attorneys' fees, judgments, fines, penalties, and amounts paid in settlement) reasonably incurred or suffered by the Indemnitee in connection therewith, and such indemnification shall continue whether or not the Indemnitee has ceased to be a member of the Special Committee or the Board with respect to actions taken prior to such cessation; PROVIDED, HOWEVER, that except with respect to proceedings to enforce rights to indemnification, the Company shall only indemnify the Indemnitee in connection with a proceeding (or part thereof) which was authorized or is subsequently ratified by the Board. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a NOLLE PROSQUI does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

     The right to indemnification pursuant to the Indemnification Agreement shall include the right to the advancement of expenses; provided, however, that, if the BVI Law requires, an advancement of expenses

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made to the Indemnitee in his capacity as a director shall be made only upon delivery to the Company of an undertaking by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final adjudication that the Indemnitee is not entitled to be indemnified for such expenses under the Indemnification Agreement or otherwise. Such undertaking shall be accepted without reference to the financial ability of the Indemnitee to make repayment.

     If the Company does not pay in full a claim brought under the Indemnification Agreement within 60 days after a written claim has been received by the Company (except in the case of a claim for an advancement of expenses, in which case the applicable period is 20 days), the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid the expense of presenting or defending such suit.

     The Purchase Agreement contains certain provisions regarding the indemnification of directors and the maintenance of directors and officers liability insurance described under the heading "The Purchase
Agreement -- Indemnification and Insurance".

THE PURCHASE AGREEMENT

     The following is a summary of certain provisions of the Purchase Agreement, a copy of which is filed as an exhibit to the Schedule 14D-9 and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement. Capitalized terms used herein and not otherwise defined have the same meaning as in the Purchase Agreement.

     The Offer. The Purchase Agreement provides for the commencement of the Offer as soon as practicable and in any event within five business days of the public announcement of the Purchaser's intention to make the Offer. The obligation of the Purchaser to commence the Offer and accept for payment any Units tendered is subject to the satisfaction of certain conditions (including the Minimum Condition) which are described below under the heading "Certain Conditions of the Offer." The Purchase Agreement provides that without the consent of the Company, as approved by the Special Committee, the Purchaser shall not amend or waive the Minimum Condition or the Majority Consent Condition (as defined below), extend the Offer, reduce the maximum number of Units to be purchased, reduce the price to be paid per Unit pursuant to the Offer or amend any other material term of the Offer in a manner adverse to the holders of the Units. Pursuant to the Purchase Agreement, if on October 28, 1996 (the "Initial Expiration Date"), the Minimum Condition has not been satisfied, the Purchaser may, not later than 9:00 a.m., eastern time, on the next business day following the Initial Expiration Date, elect either (x) to extend the Offer for a period not to exceed 60 days and amend the Offer to delete the Minimum Condition and add the Majority Consent Condition (as defined below), in which case, promptly thereafter, the Company shall commence to convene a meeting or solicit the written consent of its shareholders for approval of the Merger Plan (the foregoing being referred to as the "Simultaneous Solicitation") or (y) terminate the Offer and promptly return all tendered Units, in which case, promptly thereafter, the Company shall commence to convene a meeting or solicit the written consent of its shareholders for approval of the Merger Plan (the foregoing being referred to as the "Termination Solicitation"), in either case with such solicitation or meeting to be conducted in accordance with applicable law and the terms of the Purchase Agreement. The Majority Consent Condition is defined in the Purchase Agreement to mean that the sum of (a) the Shares included in the Units tendered and not withdrawn as of the new expiration date of the Offer (provided such Shares may be voted in favor of the Merger Plan at the meeting or pursuant to the consent solicitation by the Purchaser immediately after the purchase of the Units which include such Shares in the Offer by the Purchaser) plus (b) the number of Shares held by holders who have voted in favor of the Merger Plan at the meeting or pursuant to the consent solicitation as of the new expiration date of the Offer (but excluding any such Shares that would result in double counting with (a) above) represents not less than a majority of the Shares outstanding.

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to the condition that Units that would constitute not less than a majority of the Units outstanding are validly tendered prior to expiration of the Offer and not withdrawn, the Purchaser shall not be required to accept for

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

payment and pay for any Units tendered pursuant to the Offer, may postpone the purchase of, and payment for, Units tendered, and may terminate or amend the Offer if at any time on or after the date of the Purchase Agreement, and at or before the time of acceptance for payment of any such Units (whether or not any Units have theretofore been accepted for payment and paid for pursuant to the Offer) any of the following shall occur or shall be determined by the Purchaser to have occurred and remain in effect:

          (a) except for matters which affect generally the economy or the industry in which the Company is engaged and except for continued losses incurred by the Company as a result of its operations and continued depletion of its cash resources in the ordinary course of business or consistent with the annual workplan currently in effect, any change shall have occurred in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses or franchises or results of operations of the Company which has a Material Adverse Effect (as defined in the Purchase Agreement); or

          (b) there shall have been instituted or be pending any action, proceeding, application or counterclaim before any court or governmental or regulatory body which (i) challenges the validity of or seeks to restrain the consummation of or to impose any material limitation, on any transaction contemplated by the Purchase Agreement or seeks (ii) to obtain any material amount of damages in connection with such transactions; or

          (c) any statute, regulation, order or injunction shall have been enacted, entered, enforced or deemed applicable to the Offer or the Second Step Transaction that is reasonably likely to, directly or indirectly, result in any of the consequences referred to in paragraph (b) above; or

          (d) the Board of Directors of the Company shall have publicly (including by amendment of its Schedule 14D-9) withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer or shall have resolved to do so; or

          (e) the representations and warranties of the Company set forth in the Purchase Agreement shall not be true in any material respect as though made on such date or the Company shall have failed in any material respect to perform any material obligation or covenant required in the Purchase Agreement to be performed or complied with by it; or

          (f) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal (as defined in the Purchase Agreement).

     Approval of the Second Step Transaction. The Board of Directors of the Company has authorized the Merger Plan in accordance with applicable law and the Company's Memorandum and Articles of Association. The Company has agreed in the Purchase Agreement, at the request of Genzyme, to take all action (coordinating the timing thereof with Genzyme and the Purchaser) to the extent necessary to convene a meeting of the Holders as promptly as practicable after the purchase of Units pursuant to the Offer, if required by applicable law for consummation of the Second Step Transaction, to consider and vote upon the approval of the Merger Plan or to solicit the written consent of the Holders to approve the Merger Plan promptly after such purchase, or at the request of Genzyme, promptly after the commencement of the Offer and while it is pending upon the election of Genzyme to pursue the Simultaneous Solicitation or following the termination of the Offer upon the election of Genzyme to pursue the Termination Solicitation. If required by applicable law, the Company has agreed to promptly prepare and file with the Commission, and use its best efforts to have cleared by the Commission, a proxy, consent solicitation or information statement relating to the Second Step Transaction in compliance with applicable law.

     The Second Step Transaction. The Purchase Agreement provides that, as soon as practicable following the consummation of the Offer, the satisfaction of the Majority Consent Condition (in the event of a Simultaneous Solicitation) or the satisfaction of the conditions to effect the merger pursuant to the Merger Plan (in the event of a Termination Solicitation) and subject to the terms and conditions thereof and the satisfaction or waiver of the other conditions to the Second Step Transaction and in accordance with the BVI Law, the Purchaser shall cause to be effected a transaction that results in Genzyme owning, directly or indirectly, all of the Shares of the Company. If the Offer is consummated and 90% or more of the Units are tendered and accepted, the Purchaser will either
(i) effect a merger of the Company into the Purchaser or (ii) cause the Company to redeem all Shares included in the untendered Units. If the Offer is consummated but less than 90% of the Units are tendered and accepted, or if, pursuant to the Termination Solicitation, the requisite approval of the Company's shareholders for the Second Step Transaction is obtained, then the Second Step Transaction will be effected as a merger of the Company with a wholly owned subsidiary of the Purchaser. Regardless of the form of the Second Step Transaction, the consideration to be received as a result of the Second Step Transaction by holders of Shares included in the untendered Units (other than Genzyme, the Purchaser or the Company or any direct or indirect subsidiary of any of them and holders, if any, who shall have demanded and perfected their appraisal rights under the applicable provisions of the BVI Law) will be $29.00 per Share in cash, without interest (the "Second Step Consideration").

     Upon consummation of the Second Step Transaction, the Callable Warrants will become exercisable and, beginning on the day following the Effective Date, will trade separately from the right to receive the Second Step Consideration on account of the Callable Common Stock.

     Indemnification and Insurance. The Purchase Agreement provides that proper provision will be made so that any affiliate of Genzyme that succeeds to the assets and liabilities of the Company or, at Genzyme's option, Genzyme, shall assume all of the obligations of the Company under the indemnification agreements between the Company and the members of the Special Committee as in effect on the date of the Purchase Agreement and, if amended prior to the Effective Date, on the Effective Date. Genzyme, the Purchaser and the Company have also agreed that in the event the Company or the successor entity (i) consolidates with or merges into any other person and shall not be the surviving corporation or (ii) transfers all or substantially all of its assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of such successor entity or at Genzyme's option, Genzyme, shall assume the indemnity obligations under such agreements. The Purchase Agreement also provides that the Company, and from and after the consummation of the Offer (or the Merger in the event of the Termination Solicitation) Genzyme, shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each present and former director or officer of the Company against all losses arising out of any act or omission in their capacity as an officer, director or employee of the Company. Additionally, Genzyme is obligated to maintain, for three years from the Effective Date, directors' and officers' liability insurance policies covering the directors and officers of the Company with coverages and other terms at least as favorable as is currently in effect; provided that Genzyme is not obligated to spend more than 150% of the current annual premiums paid by the Company for such insurance, and, following such three year period until the sixth anniversary of the Effective Date, Genzyme has agreed to assume the indemnification obligations of the Company under the indemnification agreements referred to above to the extent that it has not already done so.

     Designation of Directors. The Purchase Agreement provides that, promptly upon the acceptance for payment of and payment by the Purchaser for any Units pursuant to the Offer, and from time to time thereafter as Units are accepted for payment and paid for by the Purchaser, the Purchaser shall be entitled to designate such number of Class A directors of the Company, rounded to the nearest whole number, as will give the Purchaser representation on the Company's Board of Directors equal to at least that number of directors which equals the product of the total number of the Company's directors (after giving effect to the directors elected in accordance with this procedure) multiplied by the percentage that such number of Units so accepted for payment and paid for by the Purchaser bears to the number of Units outstanding, and the Company shall, at such time, take such actions as are necessary to cause the Purchaser's designees to be so elected or appointed; provided, however, that, notwithstanding the Purchaser's right to designate certain of the Company's directors as described above, until the Effective Date, the Company's Class A Directors shall include at least two directors who were directors on September 20, 1996 and who are not officers or directors of Genzyme or the Purchaser (the "Independent Directors"); provided further, that, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Director shall be entitled to designate a person who is not an officer or director of Genzyme or the Purchaser to fill such vacancy who shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be designees, stockholders, directors, officers or affiliates of Genzyme or the Purchaser, and such persons shall be deemed to be Independent Directors.

     Notwithstanding anything in the Purchase Agreement to the contrary, subject to the terms of the Company's Memorandum of Association and Articles of Association, in the event that the Purchaser's designees are appointed or elected as the Company's directors, after the acceptance for payment of Units pursuant to the Offer and prior to the Effective Date, the affirmative vote of a majority (or, if there are only one or two Independent Directors, the single or unanimous vote, as the case may be) of the Independent Directors (who shall act as an independent committee of the Board of Directors for this purpose) shall be required, and alone shall be sufficient, to (i) amend or terminate the Purchase Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Purchase Agreement, (iii) extend the time for performance of Genzyme's and the Purchaser's respective obligations under the Purchase Agreement, or (iv) approve any other action by the Company that the Independent Directors determine could adversely affect the interests of the Holders (other than Genzyme, the Purchaser and their affiliates) with respect to the transactions contemplated by the Purchase Agreement.

     Representations and Warranties. The Purchase Agreement contains certain customary representations and warranties of the parties. The Company has made representations and warranties to Genzyme and the Purchaser regarding, among other things: (i) the Company's organization and qualification; (ii) the Company's capitalization; (iii) the Company's authority to enter into and perform its obligations under the Purchase Agreement (subject to approval of the Merger Plan by the shareholders to the extent required by the BVI Law); (iv) the compliance of the transactions contemplated by the Purchase Agreement with the Company's Memorandum of Association and Articles of Association, certain agreements and applicable laws; and (v) the accuracy and completeness of the Company's Schedule 14D-9 filed in connection with the Offer and any proxy or information statement to be filed in connection with the Second Step Transaction.

     Genzyme and the Purchaser have made representations and warranties to the Company regarding, among other things: (i) Genzyme's and the Purchaser's organization and qualification; (ii) Genzyme's and the Purchaser's authority to enter into and perform their respective obligations under the Purchase Agreement; (iii) the compliance of the transactions contemplated by the Purchase Agreement with Genzyme's and the Purchaser's respective charters or other governing instruments, certain agreements and applicable laws; and (iv) the accuracy and completeness of the documents filed by Genzyme and the Purchaser with the Commission in connection with the Offer.

     The representations and warranties contained in the Purchase Agreement shall expire upon consummation of the Offer.

     Conditions to the Second Step Transaction. The obligations of each of the Company, the Purchaser and Genzyme to consummate the Second Step Transaction, other than following a Termination Solicitation, are subject to the following conditions: (i) the Purchaser shall have made the Offer on the terms and conditions set forth therein and shall have purchased, or caused to be purchased, all Units validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition is not applicable to the obligations of Genzyme or the Purchaser if, in breach of the Purchase Agreement or the terms of the Offer, the Purchaser fails to purchase any Units validly tendered and not withdrawn pursuant to the Offer; (ii) the Merger Plan shall have been approved and adopted by the requisite vote or consent of the Holders, if any, required by the BVI Law and the Company's Memorandum of Association and Articles of Association; and (iii) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect, which would make the acquisition by Genzyme or the Purchaser of the Callable Common Stock illegal or otherwise prevent the consummation of the Second Step Transaction. In addition to the condition set forth in clause (ii) of the preceding sentence, following a Termination Solicitation in which clause (ii) of the preceding sentence has been satisfied, the Purchaser shall not be obligated to effect a merger pursuant to the Merger Plan if on or before the Effective Date any of the following shall occur or shall be determined by the Purchaser to have occurred and remain in effect:

     (a) except for matters which affect generally the economy or the industry in which the Company is engaged and except for continued losses incurred by the Company as a result of its operations and continued depletion of its cash resources in the ordinary course of business or consistent with the annual workplan currently in effect, any change shall have occurred in the business, properties, assets, liabilities, capitalization, shareholders equity, financial condition, operations, licenses or franchises or results of operations of the Company which has a Material Adverse Effect (as defined in the Purchase Agreement); or

     (b) there shall have been instituted or be pending any action, proceeding, application or counterclaim before any court or governmental or regulatory body which (i) challenges the validity of or seeks to restrain the consummation of or to impose any material limitation, on any transaction contemplated by the Purchase Agreement or seeks (ii) to obtain any material amount of damages in connection with such transactions; or

     (c) any statute, regulation, order or injunction shall have been enacted, entered, enforced or deemed applicable to the Merger that is reasonably likely to, directly or indirectly, result in any of the consequences referred to in paragraph (b) above; or

     (d) the representations and warranties of the Company set forth in the Purchase Agreement shall not be true in any material respect as though made on such date, or the Company shall have failed in any material respect to perform any material obligation or covenant required in the Purchase Agreement to be performed or complied with by it; or

     (e) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal (as defined below).

     Acquisition Proposals. The Company has agreed in the Purchase Agreement that it shall not, directly or indirectly through any officer, director, employee, financial advisor, representative or agent of the Company: (i) solicit or initiate any inquiries or proposals for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving the Company, other than the transactions contemplated by the Purchase Agreement (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"); (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal; or (iii) agree to, approve or recommend any Acquisition Proposal; provided, however, that nothing contained in the Purchase Agreement shall prevent the Company, the Company's directors or the Special Committee (through any officer, director, employee, financial advisor, representative or agent) from (A) engaging in negotiations or discussions in response to an inquiry that was not solicited after September 20, 1996; (B) furnishing non-public information to any person or entity in connection with an unsolicited written Acquisition Proposal by such person or entity or recommending an unsolicited written Acquisition Proposal to the Holders, if and only to the extent that (1) the Company's Board of Directors or the Special Committee, as the case may be, believe in good faith (after consultation with its financial advisor) that the party requesting such non-public information is capable of financing a transaction more favorable to the Holders from a financial point of view than the transaction contemplated by the Purchase Agreement and the Company's Board of Directors or the Special Committee, as the case may be, determine in good faith (after consultation with outside legal counsel) that such action is necessary to comply with their fiduciary duties to Holders under applicable law and (2) prior to furnishing such non-public information to such person or entity, the Company's Board of Directors or the Special Committee, as the case may be, receive from such person or entity an executed confidentiality agreement on customary terms or (C) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     The Company has further agreed that it will notify Genzyme in writing within 24 hours after receipt by the Company (or its advisors) of any written Acquisition Proposal or any written request for non-public information pursuant to which it intends to provide non-public information.

     Conduct of Business. Pursuant to the Purchase Agreement the Company has agreed that, except as otherwise expressly contemplated thereby, prior to the Effective Date or such earlier time as designees of the Purchaser constitute a majority of the Company's Directors (determined on the basis of the combined voting power of the Company's Class A and Class B Directors): (a) the business of the Company shall in all material respects be conducted only in, and the Company shall not take any material action except in, the ordinary course of business and consistent with past practice, and the Company shall use all reasonable efforts, consistent with past practice or the annual workplan currently in effect, to maintain and preserve its business organization, assets, and advantageous business relationships; (b) the Company shall not make any tax election or, except in the ordinary course of business and consistent with past practice, settle or compromise any federal, state, local or foreign tax liability; and (c) the Company shall not agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty of the Company in the Purchase Agreement untrue or incorrect in any material respect, or which would materially impair or prevent the occurrence of any condition described above under the heading "Certain Conditions to the Offer" prior to the consummation of the Offer.

     In addition to the foregoing, the Purchase Agreement provides that, if the Minimum Condition has not been satisfied on the Initial Expiration Date, and the Purchaser elects to proceed with either a Simultaneous Solicitation or a Termination Solicitation, then until the earlier of the Effective Date or the termination of the Purchase Agreement, the Special Committee shall be authorized to take such actions as it may deem appropriate to reduce or eliminate any discretionary spending by the Company or by Genzyme on behalf of the Company not contractually committed to with a person or entity that is not a party to the Purchase Agreement; PROVIDED THAT, Genzyme may elect to continue such spending on its own account and to the extent it elects to do so, the Company will, if the Merger is effected, reimburse Genzyme for such expenditures immediately prior to the Effective Date.

     Fees and Expenses. The Purchase Agreement provides that each party thereto shall bear all of the fees and expenses incurred by it in connection with the negotiation and performance of the Purchase Agreement and no party to the Purchase Agreement may recover any such fees and expenses from another party upon termination of the Purchase Agreement, except for a termination fee payable to Genzyme as further described under the heading "Effect of Termination Resulting from a Superior Transaction."

     Termination. The Purchase Agreement may be terminated at any time prior to the Effective Date as follows:

          (a) by the mutual written consent of the Boards of Directors of Genzyme, the Purchaser and the Company, with the affirmative vote of a majority of the Independent Directors (who shall act as an independent committee of the Board of Directors of the Company for this purpose) being required, and alone being sufficient, for action by the Board of Directors of the Company for this purpose;

          (b) by the Company upon approval of the Special Committee: (i) if (A) the Purchaser shall have terminated the Offer without the purchase of any Units thereunder; or (B) the Purchaser shall not have paid for all Units validly tendered pursuant to the Offer and not withdrawn within 90 days after the commencement of the Offer, unless such termination of the Offer or failure to pay for Units shall have been caused by or resulted from the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Purchase Agreement, the material breach by the Company of any of its representations or warranties contained in the Purchase Agreement or an election by the Purchaser to terminate the Offer and effect a Termination Solicitation; or (ii) if the Effective Date shall not have occurred on or before the six-month anniversary of the execution of the Purchase Agreement due to a failure of any of the conditions to the obligation of the Company to effect the Second Step Transaction as described above under the heading Conditions to the Second Step Transaction, or if the Purchaser has elected to proceed with the Termination Solicitation, if the Effective Date shall not have occurred on or before the six-month anniversary of the date of the Purchase Agreement; or (iii) if, prior to the purchase of any Units pursuant to the Offer, or the Effective Date if the Purchaser has elected to proceed with a Termination Solicitation, Genzyme or the Purchaser materially fails to perform any of their respective obligations under the Purchase Agreement and such nonperformance has a material adverse effect on Genzyme's or the Purchaser's ability to consummate the Offer or the Second Step Transaction; or (iv) if, in the event the Minimum Condition shall not have been satisfied on the Initial Expiration Date and the Purchaser shall have amended the Offer or terminated the Offer pursuant to its election to proceed with either the Simultaneous Solicitation or the Termination Solicitation, the

     Purchaser has materially failed to perform any of its obligation in connection with the Simultaneous or Termination Solicitation; or (v) if, prior to the purchase of Units pursuant to the Offer, or the Effective Date if the Purchaser has elected to proceed with the Termination Solicitation, the Special Committee shall have withdrawn or modified its approval or recommendation of the Offer or the Purchase Agreement in order to approve the execution by the Company of a definitive agreement providing for the acquisition of the Company or substantially all of its assets or a merger or other business combination or in order to approve a tender offer for all of the Shares or Units by a third party, in any case, as determined by the Special Committee, on terms more favorable to the Company's shareholders than the Offer (a "Superior Transaction"), PROVIDED, THAT (i) the Company shall have provided Genzyme with at least five business days' written notice of such Superior Transaction, including a copy of the proposed agreement and (ii) the Company shall not have violated the provisions described above under "Acquisition Proposals"; or

          (c) by Genzyme or the Purchaser (i) if, due to an occurrence that would result in a failure to satisfy any condition to the consummation of the Offer or the Majority Consent Condition if the Purchaser has elected to proceed with the Simultaneous Solicitation, the Purchaser shall have (A) failed to commence the Offer within 5 business days of the date on which the Purchaser's intention to make the Offer is publicly announced; (B) terminated the Offer without the purchase of any Units thereunder; or (C) failed to pay for all Units validly tendered pursuant to the Offer and not withdrawn within 90 days after commencement of the Offer, unless such failure or termination shall have been caused by or results from (x) the failure of Genzyme or the Purchaser to perform in any material respect any of its covenants or agreements contained in the Purchase Agreement, (y) the material breach by Genzyme or the Purchaser of any of its representations or warranties contained in the Purchase Agreement, or (z) the Purchaser's election to proceed to seek approval of the Merger Plan pursuant to the Termination Solicitation; or (ii) if the Effective Date shall not have occurred on or before the six-month anniversary of the date of the Purchase Agreement due to a failure of any of the conditions to the obligations of Genzyme or the Purchaser to effect the Second Step Transaction as described above under the heading "Conditions to the Second Step Transaction"; or
     (iii) if, prior to the purchase of Units pursuant to the Offer, or the Effective Date if the Purchaser has elected to proceed with the Termination Solicitation, the Company's directors shall have publicly withdrawn or modified in a manner adverse to the Purchaser their approval or recommendation of the Offer or the Purchase Agreement or recommended acceptance of a Superior Transaction or shall have resolved to do any of the foregoing.

     Effect of Termination. In the event of the termination of the Purchase Agreement as provided under the heading "Termination," all obligations and agreements of the parties set forth therein shall forthwith terminate and be of no further force or effect, and there shall be no liability on the part of Genzyme, the Purchaser or the Company thereunder except (a) as provided under the headings "Effect of Termination Resulting from a Superior Transaction" and "Ancillary Agreements" below and (b) that the foregoing shall not relieve any party for liability for any breach of the Purchase Agreement occurring prior to such termination.

     Effect of Termination Resulting from a Superior Transaction. In the event of the termination of the Purchase Agreement by the Company in accordance with clause (b)(v) under the heading "Termination" or by Genzyme or the Purchaser in accordance with (x) clause (c)(iii) under the heading "Termination", or (y) clause (c)(i) or (c)(ii) under the heading "Termination" if such termination is based on the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Purchase Agreement, the Purchase Agreement requires that the Company pay to Genzyme a termination fee of $500,000 upon consummation of any Superior Transaction.

     Ancillary Agreements. In the event of any termination of the Purchase Agreement (x) by the Company in accordance with clause (b)(v) or by Genzyme or the Purchaser in accordance with clause (c)(iii) under the heading "Termination" above as a result of a Superior Transaction in connection with which the Company shall not have violated the provisions described above under the heading "Acquisition Proposals,", or (y) by Genzyme or the Purchaser pursuant to clause
(c)(i) under the heading "Termination" above, unless such termination is based on the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Purchase Agreement, Genzyme has agreed that, effective upon consummation of such Superior Transaction, it shall, at the Company's request, (a) consent to the Superior Transaction in its capacity as holder of the Company's Series 1992 Note and pursuant to all applicable provisions of the Company's Memorandum of Association; (b) terminate the Purchase Option Agreement, in which event the Series 1992 Note will become due and payable in accordance with its terms; (c) consent to the assignment by the Company of the Technology License Agreement; (d) at the option of Genzyme, terminate or consent to the assignment by the Company of each of the Research and Development Agreement, the Services Agreement, and the Administrative Agreement.

     Amendment. Subject to the amendment provision described above under the heading "Designation of Directors," the Purchase Agreement may not be amended except by action of the Boards of Directors of each of the parties to the Purchase Agreement, set forth in an instrument in writing signed on behalf of each of the parties; provided, however, that the Board of Directors of the Company shall not act to amend the Purchase Agreement without the approval of the Special Committee.

     Waiver. At any time prior to the Effective Date, whether before or after any special meeting or written action of the Holders to approve the Second Step Transaction, any party to the Purchase Agreement, subject to the waiver provisions described above under the heading "Designation of Directors," by action taken by its Board of Directors (and in the case of the Company, subject to the approval of the Special Committee), may (i) extend the time for the performance of any of the obligations or other acts of any other party to the Purchase Agreement or (ii) subject to the third sentence above under the heading "The Offer" and the proviso contained above under the heading "Amendment," waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party to the Purchase Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board, based upon, among other things, the unanimous recommendation of the Special Committee, has determined that the Offer and the Second Step Transaction are fair to, and in the best interests of, the Holders and approved the Offer and the Second Step Transaction. THE BOARD RECOMMENDS THAT THE HOLDERS ACCEPT THE OFFER AND TENDER THEIR UNITS TO THE PURCHASER PURSUANT TO THE OFFER.

BACKGROUND

     Beginning in the spring of 1996, Genzyme began to consider potential alternatives to its existing contractual relationship with the Company. In connection with these internal discussions, the members of Genzyme's management responsible for overseeing the research program in CF (the "CF Program") undertook an overall assessment of the CF Program, including the various approaches to the treatment of CF which have been explored, the then-current status of each such approach, the scientific questions that remained to be addressed before an effective treatment for CF could be achieved, Genzyme's knowledge of competitive CF programs, the Company's intellectual property portfolio and the status of the HyperGAM[Trademark]+CF clinical trial then being conducted by NABI, including the significance of the interim analysis for the trial expected to be received in June 1996. A management report summarizing this overall CF Program assessment was presented to the Genzyme Board of Directors at its annual meeting held on May 16, 1996, along with a preliminary analysis of Genzyme's alternatives to the existing relationship with the Company. No actions in respect of a transaction with the Company were authorized at the meeting.

     Following the May 16, 1996 meeting, Genzyme continued to explore internally alternative transactions that could be effected with the Company. On June 13, 1996, David J. McLachlan, Chief Financial Officer of Genzyme, contacted Kennett
F. Burnes, a director of the Company who is neither an officer nor a director of Genzyme. Mr. McLachlan advised Mr. Burnes that, with just over six months remaining under the terms of the various agreements between the Genzyme and the Company, Genzyme was considering alternatives to its existing relationship with the Company and that, among the alternatives under discussion, Genzyme was considering the possibility of making an acquisition proposal on terms different from the Purchase Option or making a proposal to continue funding the CF Program. Mr. McLachlan further advised that, while the Genzyme Board of Directors had not approved any proposal concerning the Company, Genzyme expected to have authorization from the Genzyme Board to make a proposal to the Company's Board of Directors at the next regularly scheduled meeting of the Company's Board to be held on July 23, 1996. Mr. McLachlan then suggested that it would be appropriate for the Company's Board of Directors to consider engaging independent advisors in connection with any possible transaction that might occur with Genzyme.

     In response to Mr. McLachlan's call, Mr. Burnes contacted the investment banking firm of Hambrecht & Quist LLC ("Hambrecht & Quist") and the law firm of Hale and Dorr to discuss the possible engagement of these firms to advise the Company's Board of Directors in any transaction with Genzyme.

     On June 20, 1996, NABI and Genzyme received the results of an interim analysis for the clinical trial being conducted for HyperGAM[Trademark]+ CF from an independent statistician. Although no major issues with the safety of the product were identified, the data also showed no difference in efficacy between those patients in the trial receiving placebo and those receiving either a high or low dose of HyperGAM[Trademark]+ CF. On June 21, 1996, a special meeting of the Company's Board of Directors was convened and a summary of the interim analysis for the HyperGAM[Trademark]+ CF trial was presented to the Board. Following the presentation, the Company's Board of Directors voted unanimously to terminate the agreement with NABI and, later that day, the Company and NABI announced the discontinuation of the trial. There were no discussions regarding the relationship between Genzyme and the Company at this meeting of the Company's Board of Directors.

     In light of the discontinuation of the HyperGAM[Trademark]+ CF trial, Genzyme re-evaluated the alternatives under consideration with respect to the Company. In connection with these efforts, in July 1996, Genzyme engaged Robertson, Stephens & Company LLC ("Robertson, Stephens & Company") to provide financial advisory services to Genzyme in connection with a possible acquisition of the Company. In connection with its engagement, Robertson, Stephens & Company conducted a due diligence review of the Company.

     On July 18, 1996, at a regularly scheduled meeting of the Genzyme Board of Directors, Genzyme management presented an analysis of Genzyme's options regarding the Company, and recommended that Genzyme make an offer to acquire the outstanding Units. Representatives of Robertson, Stephens & Company then made a preliminary presentation to the Genzyme Board of Directors. Following the presentations, the Genzyme Board of Directors voted to authorize management to initiate discussions regarding the acquisition of the Company with the independent directors of the Company and, if and when management determined that an offer would be in the best interest of Genzyme, to make an offer to acquire the outstanding Units at a price of up to $40 per Unit in cash.

     After such meeting, Mr. McLachlan called Mr. Burnes to advise him that Genzyme was considering the possibility of presenting an acquisition proposal to the Company's Board of Directors at the meeting scheduled for July 23, 1996. Following this call, on July 22, 1996 at the request of Mr. Burnes, Dennis J. Purcell, a Managing Director of Hambrecht & Quist, called Peter Wirth, Genzyme's General Counsel, to discuss the agenda for the upcoming meeting of the Company's Board of Directors. Mr. Wirth indicated that, as originally scheduled, the purpose of the meeting was to provide the Company's Board of Directors with an update as to the current status of the CF Program and that, as Mr. McLachlan had related to Mr. Burnes, Genzyme was also considering the possibility of presenting an acquisition proposal to the Company's Board. In response, Mr. Purcell suggested that while it was important for Genzyme to provide the Company's Board of Directors with an update as to the current status of the CF Program, significant additional due diligence would be required before the Company's Board would be in a position to respond to any acquisition proposal Genzyme might make. In response to Mr. Purcell's comments, it was agreed that the topics of discussion for the next day's meeting would be directed primarily towards the CF Program update and the process that might be followed in considering an acquisition proposal from Genzyme once the Company was prepared to respond to such a proposal.

     On July 23, 1996, a meeting of the Company's Board of Directors was convened. In addition to the members of the Board, representatives of Genzyme's management and Mr. Purcell were present. At the meeting, an update of the report summarizing the overall CF Program assessment previously presented to the

Genzyme Board of Directors was presented to the Company's Board of Directors. Following the report, Mr. Wirth advised the Company's Board of Directors that, in view of the current status of the CF Program, Genzyme did not expect to exercise the Purchase Option and that, in lieu of the Purchase Option, Genzyme's management was considering the possibility of making an acquisition proposal with respect to the Company. Mr. Wirth then described in general terms the process that might be followed by the Company's Board of Directors in considering an acquisition proposal from Genzyme and suggested that the Company's Board appoint a special committee of directors to consider any such proposal that Genzyme might determine to make.

     In response to Mr. Wirth's comments, the Company's Board of Directors appointed the Special Committee consisting of Mr. Burnes and Robert E. Flynn, the two directors of the Company who are not officers or directors of Genzyme, to consider any acquisition proposal which might be made by Genzyme. The members of the Special Committee and Mr. Purcell then requested that management provide a list of experts in the CF field who might be retained to perform an independent technical evaluation of the CF Program. It was further requested that management make available members of the CF Program staff for purposes of conducting due diligence. On July 25, 1996, Hambrecht & Quist selected Melissa Rosenfeld, M.D., a leading scientist in the CF field, as its technical consultant.

     On August 2, 1996, representatives of Hambrecht & Quist and Hale and Dorr and Dr. Rosenfeld met with representatives of management to conduct a due diligence review of the Company and the CF Program.

     Following such due diligence session, Hambrecht & Quist had discussions with Robertson Stephens & Company and Hale and Dorr had discussions with Palmer & Dodge, Genzyme's outside law firm, concerning the timing and process of the due diligence review and a response to any acquisition proposal Genzyme might make. Mr. Burnes and Mr. McLachlan also discussed the status of the Special Committee's efforts by telephone.

     On August 7, 1996, a meeting of the Special Committee was held to review the status of due diligence efforts and discussions with Genzyme regarding a potential acquisition proposal. Representatives of Hambrecht & Quist and Hale and Dorr participated in the meeting. The Special Committee approved and ratified the engagement of Hambrecht & Quist as financial advisor, Hale and Dorr as legal counsel and Dr. Rosenfeld as technical consultant.

     On August 8, 1996, a conference call between representatives of Genzyme, representatives of Hambrecht & Quist and Mr. Burnes was held. During the call, Mr. Wirth stated that Genzyme's management was considering making a proposal to acquire all of the outstanding Units for cash at a price per Unit equal to a discount of 10% to 15% from the then-current market price of the Units. Messrs. Wirth and McLachlan explained further that Genzyme believed a below-market price was justified in view of the current status of the CF Program, including the failure of HyperGAM[Trademark]+CF, the largely inactive status of the protein replacement program and the uncertainty surrounding gene therapy. In response to questions from representatives of Hambrecht & Quist regarding alternatives to a cash transaction, Mr. McLachlan advised that Genzyme had rejected the use of Genzyme stock, warrants or contingent value rights due to concerns over dilution and because it believed that the use of contingent rights would make the transaction more difficult for investors to value. In response to the comments from Messrs. Wirth and McLachlan, Messrs. Purcell and Burnes stated that the Special Committee would be unlikely to accept any offer at a price below market, but noted that Hambrecht & Quist had not yet concluded its analyses and, therefore, it was premature to commence negotiations regarding an acquisition price.

     Over the next weeks, Hambrecht & Quist and Hale and Dorr continued to conduct additional due diligence with respect to the Company. In particular, Hambrecht & Quist requested, received and reviewed documents from Genzyme relating to the Company, including general corporate materials, financial and accounting information, financial projections, license agreements and collaborations with third parties, copies of reports made to the Board of Directors concerning progress of the Company's research and development programs and analysts' reports on the Company, its competitors and CF in general. In addition, representatives of Hambrecht & Quist began to make informal inquiries as to the possible interest of potential third party purchasers of the Company. Hale and Dorr reviewed the existing agreements between the Company and

Genzyme as well as the Company's patent position. Dr. Rosenfeld also continued to conduct additional due diligence with respect to the Company and the CF Program and provided an assessment of the CF Program to Hambrecht & Quist.

     At a meeting of the Special Committee held on August 22, 1996, Hambrecht & Quist reported on the status of its due diligence review, indicating that, with the assistance of Dr. Rosenfeld, progress had been made on assessing the Company's technology. Hambrecht & Quist also indicated that it had made some informal inquiries as to the possible interest of potential third party purchasers, and determined that interest in the Company appeared to be insignificant due, among other things, to the limited nature of the Company's technology rights. Hale and Dorr provided an assessment of the Company's patent portfolio. It was also reported that the Company had agreed to indemnify the members of the Special Committee against liabilities arising out of their service on the Special Committee.

     On September 3, 1996, Messrs. McLachlan and Wirth met with David G. Golden, a Managing Director of Hambrecht & Quist, and Mr. Purcell to discuss the proposed acquisition price. Messrs. McLachlan and Wirth reiterated Genzyme's position that an acquisition price per Unit equal to a discount of 10% to 15% from the then current market price of the Units was appropriate in view of the status of the CF Program. Hambrecht & Quist stated that it did not believe the Special Committee would accept an acquisition price below market and that Genzyme should expect to have to pay a premium over the then-current market price of the Units. On September 4, 1996 Mr. McLachlan and Mr. Burnes discussed the previous day's telephone conference. Mr. Burnes reiterated that the Special Committee believed that any offer should be above the then current market price.

     On the morning of September 5, 1996, the Genzyme Board of Directors authorized management to propose an acquisition at $45 per Unit in cash if Genzyme's management could reach an agreement with the Special Committee at such price and if the Special Committee would recommend such price to the Holders. Mr. Termeer contacted Mr. Burnes and indicated that Genzyme's management would be willing to recommend to Genzyme's Board of Directors an increased acquisition price of $45 per Unit in cash, if the Special Committee would recommend such price to the Holders (the "Genzyme Proposal"). Mr. Burnes agreed to review the Genzyme Proposal with Mr. Flynn and Hambrecht & Quist.

     In the evening of September 5, 1996, the Special Committee met to consider the Genzyme Proposal. Hambrecht & Quist presented its preliminary analysis of the fairness of the Genzyme Proposal to the holders of the Units from a financial point of view and expressed its preliminary opinion that the Genzyme Proposal was fair to the holders of the Units from a financial point of view. Hambrecht & Quist noted that its opinion was subject to negotiation and review of the documentation for the transaction and satisfactory resolution of the structure of the transaction with respect to those Holders who do not tender their Units pursuant to the Offer. After review of the foregoing analysis and other considerations, the Special Committee unanimously approved in principle a transaction in which Units of the Company would be purchased by Genzyme at a purchase price of $45 per Unit in cash, subject to (a) negotiation and execution of definitive agreements, (b) receipt of Hambrecht & Quist's written fairness opinion, and (c) satisfactory resolution of the structure of the transaction with respect to non-tendering shareholders.

     On September 6, 1996, the Company and Genzyme jointly announced that they had reached an agreement in principle relating to the acquisition of the Company for $45 per Unit, subject to negotiation and execution of a definitive acquisition agreement.

     During the next two weeks, drafts of the Purchase Agreement were exchanged between Genzyme and the Company and their respective legal and financial advisors and the terms of such agreement were negotiated, including the structure of the Second Step Transaction, the amount of consideration to be paid in connection with the Second Step Transaction and arrangements between the parties in the event of a superior transaction, including the payment of a termination fee to Genzyme upon the consummation of a superior transaction and Genzyme's agreement to consent to the early assignment of the Technology License Agreement in connection with a superior transaction.

     On September 10, 1996, the Special Committee met with its financial and legal advisors to review issues relating to the draft Purchase Agreement. Hambrecht & Quist reported that several of the Company's shareholders had contacted it with respect to the Offer, and indicated that shareholders had expressed dissatisfaction with the $45 price per Unit, principally due to their perception that Genzyme had previously led them to believe that any repurchase of the Units would be at a higher price.

     On September 17, 1996, the Genzyme Board of Directors held a special meeting to assess the status of the proposed transaction. At such meeting, Robertson, Stephens & Company made a presentation to the Genzyme Board (the "Robertson, Stephens & Company Presentation"). The Genzyme Board then reviewed with management the status of negotiations concerning the Purchase Agreement.

     On September 20, 1996, the Special Committee met with its financial and legal advisors to consider the Purchase Agreement. As described more fully below under the heading "Reasons for the Board's Conclusions", the Special Committee unanimously recommended that Neozyme II's Board of Directors approve the Offer and the Second Step Transaction. Thereafter, the full Neozyme II Board of Directors met and, upon the receiving the recommendation the Special Committee, unanimously determined (i) to accept the recommendation of the Special Committee, (ii) based upon, among other considerations, the recommendation of the Special Committee that the Offer and the Second Step Transaction are fair to, and in the best interests of, holders of the Units and (iii) to approve the Purchase Agreement and the transactions contemplated thereby.

     Following the meeting of the Company's Board of Directors on September 20, 1996, the Genzyme Board of Directors held a special meeting. At such meeting, Robertson, Stephens & Company delivered to the Genzyme Board its written opinion, dated September 20, 1996 (the "Robertson, Stephens & Company Opinion"), that, as of such date, and based upon and subject to the factors and assumptions set forth in such opinion, the Offer Price was fair to Genzyme from a financial point of view. After discussion with respect to the Offer and the other terms and conditions of and transactions contemplated by the Purchase Agreement and considering the matters described in the Offer to Purchase and the Robertson, Stephens & Company Opinion, the Genzyme Board unanimously determined (i) to approve the Offer and the Second Step Transaction, the Purchase Agreement and the transactions contemplated thereby and (ii) that, based upon, among other things, the conclusion of the Special Committee and the Company's Board, the terms of the Offer and the Second Step Transaction are fair to unaffiliated holders of the Units.

     The Purchase Agreement was executed by the parties and on September 23, 1996 a press release announcing the execution of the Purchase Agreement was issued.

     On September 27, 1996, the Purchaser commenced the Offer.

REASONS FOR THE BOARD'S CONCLUSIONS

     At a meeting held on September 20, 1996, the Special Committee unanimously determined that the Offer and the Second Step Transaction are fair to, and in the best interests of, the Holders and resolved to recommend that the Board (a) determine that the Offer and the Second Step Transaction are fair to, and in the best interests of, the Holders; (b) adopt and approve the Offer, the Second Step Transaction, the Purchase Agreement and the transactions contemplated thereby; and (c) recommend that the Holders accept the Offer and tender their Units to the Purchaser pursuant to the Offer.

     In determining that the Offer and the Second Step Transaction are fair to, and in the best interests of, the Holders, and in making its recommendation to the Board, the Special Committee considered the following factors, which, taken as a whole, supported its decision:

          (a) the financial condition of the Company, including the fact that the Company's current cash is expected to be substantially exhausted by December 31, 1996 and the uncertain prospects of raising new capital in light of the current financing market for biotechnology companies, including the fact that many public offerings of biotechnology companies have either been postponed or priced below anticipated price ranges;

          (b) the status of the Company's technology programs (based, in part, on input previously provided to Hambrecht & Quist by Dr. Rosenfeld and a prior oral presentation concerning the patent position of the Company's technology by Hale and Dorr, the Committee's independent legal counsel), including the fact that the Company's protein replacement therapy program has been largely inactive since 1994 and the decision in June 1996 to halt clinical trials for HyperGAM[Trademark]+CF;

          (c) the prospects of the Company, including the fact that the Company's gene therapy programs are unlikely to yield commercially viable products within the CF field for at least several years;

          (d) the fact that the market value of the Units is currently significantly lower than the Purchase Option Exercise Price and, that given the current status of the Company's technology programs and its prospects, the likelihood that the per Unit trading price on the NNM will not reach the Purchase Option Exercise Price prior to the expiration of the Purchase Option Agreement on December 31, 1996;

          (e) the valuation analyses presented to the Special Committee by Hambrecht & Quist at its September 5, 1996 and September 20, 1996 meetings;

          (f) the written opinion of Hambrecht & Quist dated as of September 20, 1996 (the "H&Q Opinion") that, on the basis of and subject to the matters set forth therein, the cash consideration to be received by the shareholders of the Company in exchange for the Units in the Offer and in exchange for the Shares in the Second Step Transaction are fair to the holders of the Units and the Shares from a financial point of view. The H&Q Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Hambrecht & Quist in rendering the H&Q Opinion and is filed as Exhibit 16 to this Schedule 14D-9 and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE H&Q OPINION CAREFULLY IN ITS ENTIRETY;

          (g) the judgment of the Special Committee that $45 per Unit is the highest price reasonably available to the Company's shareholders for the following reasons:

             (1) the course of negotiations between the parties regarding the offering price, including the fact that Genzyme's original indication of interest was at a price level approximately 10% to 15% below the then current trading price of the Units of $44 and the fact that the $45 per Unit price represented a premium over the $44 1/16 trading price of the Units on the day before an agreement in principle with Genzyme was announced;

             (2) the pursuit of alternate transactions with third parties was not deemed to be a viable alternative (based, in part, on input received by Hambrecht & Quist in response to informal inquiries as to the possible interest of potential third party purchasers) given the nature of the contractual arrangements between the Company and Genzyme and the fact that the Company's rights in the technology developed in the course of its research programs is limited to the Field; and

             (3) since September 6, 1996, when Genzyme and the Company publicly announced an agreement in principle on an acquisition at $45 per Unit in cash, no third party had expressed an interest in having discussions with the Company to Hambrecht & Quist, which was identified in the press release as the Company's contact, or the Special Committee; and

          (h) the terms and conditions of the Purchase Agreement, including the right of the Special Committee to terminate the Purchase Agreement in order to proceed with a Superior Transaction.

     The Special Committee also considered the following negative factors relating to the Offer and the Second Step Transaction:

          (a) since the announcement of an agreement in principle with Genzyme, a number of the Company's shareholders contacted Hambrecht & Quist and the Special Committee and indicated they believe Genzyme should pay more than $45 per Unit, due, in part, to the indirect benefits Genzyme has received from the Company's technology programs; and

          (b) the upside potential if the Company's technology programs, which are well regarded in scientific circles, are ultimately successful in discovering one or more products useful in the treatment of CF.

     The members of the Special Committee evaluated the above factors in light of their knowledge of the business of the Company and their business judgment and concluded that the factors supporting a decision to approve the Purchase Agreement outweighed the negative factors described above. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Second Step Transaction, the Special Committee did not find it practicable to, and did not, quantify or attempt to assign relative weights to the specific factors considered in reaching its decision.

     The Special Committee believes the process it followed in approving the Offer and the Second Step Transaction was procedurally fair and unbiased because
(a) the Special Committee, consisting of all the directors of the Company who are not directors or officers of Genzyme, was constituted to consider and evaluate Genzyme's acquisition proposal with respect to the Company; (b) the members of the Special Committee will not personally benefit from the transactions contemplated by the Purchase Agreement (other than in their capacity as holders of Units); (c) the Special Committee retained independent advisors to assist it in evaluating Genzyme's acquisition proposal; (d) the Special Committee obtained the valuation analysis of Hambrecht & Quist and the H&Q Opinion; and (e) the Special Committee negotiated with Genzyme on an arm's length basis and with the assistance of its advisors.

     On September 20, 1996, the Board held a meeting and, based upon, among other things, the unanimous recommendation of the Special Committee (which was adopted by the Board in all respects), determined that the Offer and the Second Step Transaction are fair to, and in the best interests of, the Holders, approved the Offer and the Second Step Transaction and resolved to recommend that the Holders accept the Offer and tender their Units to the Purchaser pursuant to the Offer.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     The Special Committee engaged Hambrecht & Quist to act as its financial advisor in connection with Genzyme's proposed acquisition of the Company and to render an opinion as to the fairness from a financial point of view to (a) the holders of Units of the consideration to be received by such holders in connection with Genzyme's offer to purchase all of the outstanding Units at a purchase price of $45.00 per Unit in cash, and (b) the holders of the Shares of the consideration to be received by such holders in connection with the Second Step Transaction pursuant to which, if the Offer is consummated, but not all of the Units are tendered and accepted or, if the Offer is terminated in accordance with the Purchase Agreement so that Genzyme may pursue a Termination Solicitation, Genzyme will acquire, directly or indirectly, all of the remaining Shares in exchange for cash in an amount equal to $29.00 per Share. Hambrecht & Quist rendered its oral opinion (subsequently confirmed in writing) on September 20, 1996 to the Special Committee that, as of such date, the consideration to be received by the holders of the Units pursuant to the Offer and the consideration to be received by the holders of the Shares pursuant to the Second Step Transaction is fair to such holders from a financial point of view. Hambrecht & Quist also delivered its oral opinion (subsequently confirmed in writing) to the Company's Board of Directors at its meeting on September 20, 1996. A COPY OF HAMBRECHT & QUIST'S OPINION DATED SEPTEMBER 20, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, THE SCOPE AND LIMITATIONS OF THE REVIEW UNDERTAKEN AND THE PROCEDURES FOLLOWED BY HAMBRECHT & QUIST IS ATTACHED AS
EXHIBIT 16 TO THIS SCHEDULE 14D-9. NEOZYME II SHAREHOLDERS ARE ADVISED TO READ THE OPINION IN ITS ENTIRETY. Hambrecht & Quist delivered to the Special Committee written materials covering its methods of analyzing the Company and the Callable Warrants and the financial results of such analyses in connection with its September 20, 1996 opinion, which are attached as an exhibit to the
Schedule 13E-3 filed with the Commission in connection with the Offer and will be available for inspection and copying at the principal executive offices of Genzyme during regular business hours by any interested shareholder of the Company or a representative of such shareholder who has been so designated in writing.

     No limitations were placed on Hambrecht & Quist by the Special Committee with respect to the investigation made or the procedures followed in preparing and rendering the H&Q Opinion. Hambrecht & Quist was not requested to and did not make any recommendation to the Special Committee as to the amount of consideration to be offered to the Company's shareholders in the Offer and the Second Step Transaction, which consideration was determined through negotiations between the Special Committee and its financial and legal advisors and Genzyme and its financial and legal advisors. Hambrecht & Quist was not requested to and did not formally solicit third party indications of interest in acquiring all or any part of the Company. Hambrecht & Quist did, however, make informal inquiries as to the possible interest of potential third party purchasers, and determined that interest in the Company appeared to be insignificant due, among other things, to the limited nature of the Company's technology rights. Holders of Units should note that the opinion expressed by Hambrecht & Quist was provided for the information of the Special Committee and the Board of Directors of the Company in its evaluation of the Offer and the Second Step Transaction and does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Offer.

     In connection with its review of the proposed transaction with Genzyme, and in arriving at its opinion, Hambrecht & Quist, among other things: (i) reviewed the publicly available consolidated financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company made available to Hambrecht & Quist from published sources and from the internal records of the Company; (ii) discussed with certain members of the managements of the Company and Genzyme the business, financial condition and prospects of the Company; (iii) reviewed the publicly available consolidated financial statements of Genzyme for recent years and interim periods to date; (iv) reviewed certain internal financial and operating information, including certain projections, relating to the Company prepared by the management of Genzyme; (v) reviewed the recent reported prices and trading activity for the Units and compared such information and certain financial information of the Company with similar information for certain other companies engaged in businesses Hambrecht & Quist considered comparable to that of the Company; (vi) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (vii) reviewed drafts of the Purchase Agreement, the Offer Documents and certain other materials to be filed with the Securities and Exchange Commission in connection with the Offer; and
(viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

     In rendering its opinion, Hambrecht & Quist assumed and relied upon the accuracy and completeness of all of the information concerning the Company and Genzyme considered in connection with its review of the proposed transaction, and Hambrecht & Quist did not assume any responsibility for independent verification of such information. Hambrecht & Quist did not prepare any independent valuation or appraisal of any of the assets or liabilities of the Company, nor did Hambrecht & Quist conduct a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections made available to Hambrecht & Quist and used in its analysis, Hambrecht & Quist assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of the Company. For purposes of its opinion, Hambrecht & Quist assumed that the Company was not a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the proposed transaction with Genzyme and those activities undertaken in the ordinary course of conducting its business. Hambrecht & Quist's opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of their opinion and any change in such conditions would require a reevaluation of that opinion.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses set forth below does not purport to be a complete description of the analyses underlying the H&Q Opinion. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the summary set forth below, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to the Special Committee and the H&Q Opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Genzyme. The analyses performed by Hambrecht & Quist (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Analysis of Technology and Stage of Development. Hambrecht & Quist reviewed and analyzed, among other things, the Field in which Neozyme II is engaged (i.e., the research, development and clinical testing of products for the treatment of cystic fibrosis), Neozyme II's intellectual property rights (which are limited to technology in the Field, with all technology developed by the Company with application outside the Field being licensed back to Genzyme exclusively on a royalty free basis) and approaches to treating CF. In connection with its review, Hambrecht & Quist retained the outside consulting services of an independent leading scientist in the field of CF, Dr. Rosenfeld. The role of Dr. Rosenfeld was not to appraise or value any of the Company's technology, but to assist Hambrecht & Quist in assessing, among other things, the quality and progress of the Company's science and its stage of scientific and clinical development. On the basis of its analysis, Hambrecht & Quist observed the following: (i) the Company's most advanced approach to treating cystic fibrosis has been gene therapy using an adenovirus vector; (ii) this approach has encountered several significant obstacles that make the development of a gene therapy product unlikely in the next few years (Genzyme forecasts commercialization in 2003); (iii) while gene therapy approaches using an adenoassociated virus or a lipid vector hold promise, these approaches are in comparatively early stages and a pivotal trial for a particular vector is not likely in the near future; and (iv) Genzyme's work in the areas of protein replacement and Hypergam[Trademark]+CF have proved to be disappointments and development of these products have been suspended and terminated, respectively.

     Comparable Company Analysis. Hambrecht & Quist reviewed and compared selected historical financials, operating and stock market performance data of the Company to the corresponding data of four publicly traded biotechnology companies with a scientific focus in the area of gene therapy (the "Gene Therapy Companies"). The Gene Therapy Companies included in this Group were GeneMedicine Incorporated, Somatix Therapy Corporation, Targeted Genetics Corporation and Vical Incorporated. Hambrecht & Quist compared cash, book value, net income, enterprise value (consisting of equity value plus debt less cash) and burn rate (cash used in operating activities plus capital expenditures) for the latest available 12 month period ("LTM") for each of the Gene Therapy Companies with the Company. Hambrecht & Quist also analyzed the financial ratios of market value to cash and market value to book value. Hambrecht & Quist calculated the ratio of the cash position to the LTM burn rate of each of the Gene Therapy Companies to determine the "survival index" (the number of consecutive annual periods that such company could continue to fund cash losses at the rate experienced in the LTM from the most recently available reported cash without obtaining additional capital) and compared such information from such Gene Therapy Companies with the Company. The average enterprise value of the Gene Therapy Companies was $75.3 million ($70.3 million excluding the high and low) compared to an enterprise value of $61.4 million for the Company based on the Offer (assuming a value of $16.00 per Callable Warrant). Hambrecht & Quist noted that the Gene Therapy Companies had research projects in multiple disease areas while the Company is limited to the Field and has no rights to gene delivery or other technology outside the Field.

     Hambrecht & Quist also reviewed and compared selected historical and projected financials, operating and stock market performance data of certain publicly traded biotechnology and pharmaceutical companies (the "Established Companies Comparables"). This comparison provided a basis for the range of Price-Earnings ("P/E") multiples used in further analysis, particularly the Terminal Value (as defined below) in connection with the discounted cash flow analyses described below. The companies included in the Established Companies Comparables were the following: Johnson & Johnson, Merck & Co, Pfizer Inc., SmithKline Beecham, Glaxo-Wellcome, Chiron Corp., Amgen Inc. and Genentech Inc. Hambrecht & Quist did not attempt to prepare any further quantitative valuation analyses based on the Established Companies Comparables because Hambrecht & Quist believed that any comparative multiples that might be derived based upon earnings or other financial data of such companies would not be meaningful when applied to the Company's operating losses.

     Hambrecht & Quist also reviewed and analyzed the acquisition by Chiron of Viagene and the acquisition of Genetic Therapy by Sandoz. Hambrecht & Quist observed that Chiron acquired Viagene in a transaction valued at $102 million, representing a premium of 67% over the market value of Viagene stock one day prior to the transaction's announcement and that Sandoz acquired Genetic Therapy in a transaction valued at $295 million, representing a premium of 38% over the market value of Genetic Therapy stock one day prior to the transaction's announcement. Hambrecht & Quist did not attempt to prepare any further quantitative valuation analyses based on these acquisition transactions because Hambrecht & Quist believed that differences in the technologies of each company and the differences in the market conditions at the time such acquisitions were made would make such analyses meaningless.

     Comparable SWORD Analysis. Hambrecht & Quist noted that the Shares had originally been offered as part of a unit financing in which purchasers bought a Unit consisting of (i) one Share, (ii) the Series N Warrant to purchase two shares of Genzyme General Division common stock and 0.135 shares of Genzyme Tissue Repair Division common stock at any time between August 4, 1992 and December 31, 1996 at an exercise price of $19.13 per Series N Warrant and (iii) one Callable Warrant to purchase two shares of Genzyme General Division Common Stock and 0.135 shares of Genzyme Tissue Repair Division common stock. Hambrecht & Quist reviewed and analyzed the original offering of the Units and other comparable public offerings of special purpose funding companies commonly referred to as Stock Warrant for Off-Balance Sheet Research and Development Companies ("SWORDs"). Hambrecht & Quist also reviewed the stock prices and market performances of the Units and the comparable SWORD offerings. Where the stock of SWORD companies was repurchased by the SWORD sponsor in a negotiated transaction and not pursuant to the original purchase option, Hambrecht & Quist analyzed a number of factors, including the purchase price attributable to the technology, the discount to the original purchase option price and calculated the implied rate of return from the original offering date. The sponsor companies of the comparable SWORD offerings included in this analysis were ALZA Corp., Centocor, Inc. (two such offerings), Immunex Corporation, Elan Corporation PLC (two such offerings), Genetics Institute Inc., Gensia, Inc., Cytogen Corp., Genzyme Corporation (including only Neozyme Corporation and not Neozyme II Corporation), PerSeptive Biosystems Inc., and Ligand Pharmaceuticals, Inc./Allergan, Inc. (a co-sponsored SWORD). Hambrecht & Quist observed that the value of the average SWORD units had appreciated (inclusive of implied appreciation where such units had been repurchased by the sponsoring companies) approximately 71.6% (from offering date to September 19, 1996), as compared to a 63.4% increase in value of the Units. Hambrecht & Quist also observed that, at the time of the unit offering, the average value of the warrants at an assumed 40% volatility in the SWORD sponsoring company represented approximately 54.6% of the aggregate SWORD unit value and that in the case of the Company, the Genzyme warrants represented approximately 23.7% of the value of the Unit at the time of the original offering. Accordingly, Hambrecht & Quist observed that, of the $35.00 per Unit offering price, approximately $8.30 per Unit was allocable to the Series N Warrants and approximately $26.70 per Unit was allocable to the Shares and the Callable Warrants. The Series N Warrants originally included in the Units have separated from the Units and now trade separately under the symbol "GENZZ" (the closing price on September 19, 1996 was $11.50 per Series N Warrant). These figures were compared with a valuation of $29.00 per Share included in the Units and $16.00 per warrant for the Callable Warrants included in the Units. In addition, Hambrecht & Quist observed that the discount to the original purchase option price of SWORDs repurchased in negotiated transactions was 58.7%, compared to 61.5% for the Company pursuant to the Offer and that the rate of return in negotiated repurchases was -9.2% for the comparable SWORD repurchases, compared to 6.5% for the Units.

     Discounted Cash Flow Analysis. Hambrecht & Quist analyzed the theoretical valuation of the Company based on the unlevered discounted cash flow of its projected financial performance under three scenarios: (i) the Company launches a cystic fibrosis product in 2003 in accordance with the projections Genzyme provided Hambrecht & Quist (the "Base Case"); (ii) the Company's anticipated product launch is delayed until 2004 (the "Delayed Scenario"); and (iii) the Company's anticipated product launch is accelerated by one year to 2002 (the "Accelerated Scenario"). In all three scenarios, Hambrecht & Quist used discount rates ranging from 25% to 40% to calculate the present value (the "Present Value") of the Company's projected stream of after-tax cash flows through 2005. Hambrecht & Quist then calculated a terminal value (the "Terminal Value") for the Company which represents the hypothetical value of selling the entire business at the end of 2005 and discounting the amount received from such hypothetical sale to its net present value (using the same discount rate as applied to the Present Value). The Terminal Value used under all scenarios was based upon multiples of 14.0x to 24.0x projected net income for the year 2005. The range of 14.0x to 24.0x projected net income reflects a range of P/E multiples derived from the Established Companies Comparables. For the purposes of this analysis, Hambrecht & Quist relied on the Genzyme's management's estimate of projected revenues with respect to all scenarios and altered only the year in which such revenues would be recognized, with respect to the Delayed Scenario and the Accelerated Scenario. To estimate the total present value of the Company's business, before giving effect to its capital structure, Hambrecht & Quist added the Present Value to the Terminal Value.

     Using the Base Case, Hambrecht & Quist calculated a range of present values, including $41.9 million at a 35% discount rate and an 18.0x exit multiple, $72.3 million at a 30% discount rate and an 18.0x exit multiple, $50.7 million at a 35% discount rate and an 20.0x exit multiple and $84.8 million at a 30% discount rate and an 20.0x exit multiple. Using the Delayed Scenario, Hambrecht & Quist calculated a range of present values, including $3.2 million at a 35% discount rate and an 18.0x exit multiple, $17.0 million at a 30% discount rate and an 18.0x exit multiple, $8.0 million at a 35% discount rate and an 20.0x exit multiple and $23.8 million at a 30% discount rate and an 20.0x exit multiple. Using the Accelerated Scenario, Hambrecht & Quist calculated a range of present values, including $71.6 million at a 35% discount rate and an 18.0x exit multiple, $114.1 million at a 30% discount rate and an 18.0x exit multiple, $82.6 million at a 35% discount rate and an 20.0x exit multiple and $130.0 million at a 30% discount rate and an 20.0x exit multiple. Hambrecht & Quist observed that the Offer of approximately $70.0 million (assuming a value of $38.6 million for the Callable Warrants) for the Company fell within the middle ranges calculated using the Base Case Scenario, above the middle ranges calculated using the Delayed Scenario and below the middle ranges calculated using the Accelerated Scenario.

     Warrant Valuation Analysis. Hambrecht & Quist analyzed the valuation of the Callable Warrants using the Black-Sholes option valuation formula. Such formula suggested that the value of the warrant for two shares of Genzyme General Division common stock based on a range of volatility of 45% to 55% to be between $13.03 and $16.57. Additionally, such formula suggested that the value of the warrant for 0.135 share of Genzyme Tissue Repair common stock based on a range of volatility to be between $0.32 and $0.42. Hambrecht & Quist also noted that the implied volatility based on a $16.00 warrant valuation was approximately 53.8%. Accordingly, Hambrecht & Quist concluded that the aggregated value of the Callable Warrants range from $32.2 million to $41.0 million, or $13.33 to $16.98 per Callable Warrant.

     Stock Trading History Analysis. Hambrecht & Quist examined the trading history of (i) the Units in terms of both price and volume from September 5, 1995 to September 4, 1996 and (ii) the Units and Genzyme Common Stock, compared to the American Biotechnology Index from August 4, 1992 to September 6, 1996. Hambrecht & Quist noted that, over the period, the Units increased in value at a far greater rate than either Genzyme Common Stock or the American Biotechnology Index, which tended to trade in parallel.

     No company or transaction used in the above analyses is identical to the Company, Genzyme or the proposed transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared. The foregoing description of Hambrecht & Quist's opinion is qualified in its entirety by reference to the full text of such opinion, which is attached at
Exhibit 16 to this Schedule 14D-9.

     Certain Relationship; Terms of Engagement. Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Hambrecht & Quist to serve as its financial advisor in connection with the proposed transaction with Genzyme because it is an internationally recognized investment banking firm whose professionals have substantial experience in SWORDs transactions and transactions similar to the Offer and the Second Step Transaction. Hambrecht & Quist has, from time to time, provided financial advisory services to Genzyme, and has received fees for rendering these services. In July 1996, Hambrecht & Quist acted as managing underwriter for a public offering of Genzyme Transgenics Corporation, an affiliate of Genzyme and received as compensation fees and commissions of approximately $312,000. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of the Company and Genzyme and receives customary compensation in connection therewith, and also provides research coverage for Genzyme. In the ordinary course of business, Hambrecht & Quist actively trades in the equity securities of the Company and Genzyme for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Genzyme.

     Pursuant to an engagement letter dated August 2, 1996, the Company has agreed to pay Hambrecht & Quist a retainer in the amount of $50,000 and a fee in connection with its services as financial advisor to the Special Committee and the rendering of a fairness opinion. The Company has agreed to pay a fee of $200,000 upon the delivery of the fairness opinion. The retainer and fairness opinion fee shall be credited against any Transaction Fee (as defined below). Upon consummation by the Company of the proposed transaction, the Company shall pay Hambrecht & Quist a fee (the "Transaction Fee"), payable in cash on closing, of 1.0% of the value of the consideration to be received by holders of Units plus 3.0% of the value of the consideration to be received by holders of Units in excess of $43.00. The Company has agreed to reimburse Hambrecht & Quist for its reasonable out of pocket expenses, and to indemnify Hambrecht & Quist against certain liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as financial advisor. The amount of compensation to be paid to Hambrecht & Quist was determined by negotiations between the Special Committee and Hambrecht & Quist.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Hambrecht & Quist has been engaged by the Special Committee to act as its financial advisor with respect to the transactions contemplated by the Purchase Agreement. A description of the fees to be paid to Hambrecht & Quist is included in Item 4. THE SOLICITATION OR RECOMMENDATION under the heading "Opinion of Financial Advisor to the Special Committee -- Certain Relationships; Terms of Engagement."

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Second Step Transaction.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in the Units have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

     (b) The Company understands that all of its directors and its executive officer currently intend to tender to the Purchaser pursuant to the Offer all of the Units being sought by the Purchaser that they hold of record or beneficially. Such units will be purchased by the Purchaser on the same terms and conditions offered to all Holders.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3 or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached on Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Purchase Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
- -----------
Exhibit 1     --    Letter to Shareholders, dated September 27, 1996.*+
Exhibit 2     --    Offer to Purchase, dated September 27, 1996.+
Exhibit 3     --    Letter of Transmittal, dated September 27, 1996.+
Exhibit 4     --    Purchase Agreement, dated as of September 20, 1996, among Genzyme, the
                    Purchaser and the Company.(1)
Exhibit 5     --    Series 1992 Note of the Company issued to Genzyme, dated as of April 28,
                    1992.(2)
Exhibit 6     --    Technology License Agreement, dated as of April 28, 1992, between Genzyme and the Company.(2)
Exhibit 7     --    Research and Development Agreement, dated as of April 28, 1992, between
                    Genzyme and the Company.(2)
Exhibit 8     --    Amendment No. 1 to Technology License Agreement and Research Development
                    Agreement, dated as of August 11, 1993, between Genzyme and the Company.(3)
Exhibit 9     --    Purchase Option Agreement, dated as of April 28, 1992, among Genzyme and certain other parties.(2)
Exhibit 10    --    Services Agreement, dated as of April 28, 1992, between Genzyme and the
                    Company.(3)
Exhibit 11    --    Administrative Agreement, dated as of April 28, 1992, between Genzyme and the
                    Company.(2)
Exhibit 12    --    License and Development Agreement, dated August 11, 1993 between Genzyme and
                    Univax Biologics, Inc.(4)
Exhibit 13    --    Press Release issued by Genzyme on September 6, 1996.(5)
Exhibit 14    --    Press Release issued by Genzyme on September 23, 1996.(1)
Exhibit 15    --    Press Release issued by Genzyme on September 27, 1996.+
Exhibit 16    --    Opinion of Hambrecht & Quist, dated September 20, 1996.*+

- ---------------

  * Included with Schedule 14D-9 mailed to shareholders.

  + Filed herewith.

(1) Incorporated by reference from Amendment No. 2 to Genzyme's Schedule 13D relating to the Company filed with the Commission on September 24, 1996.

(2) Incorporated by reference from Genzyme's Quarterly Report on Form 10-Q for the quarter ended March 31, 1992 (File No. 0-14680).

(3) Incorporated by reference from Genzyme's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-14680).

(4) Incorporated by reference from Univax Biologics, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 (File No. 0-19748).

(5) Incorporated by reference from Amendment No. 1 to Genzyme's Schedule 13D relating to the Company filed with the Commission on September 6, 1996.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEOZYME II CORPORATION

                                          By: /s/  PAUL M. EDWARDS
                                            ------------------------------------
                                            Paul M. Edwards
                                            President and Treasurer

Dated: September 27, 1996.

                                                                      SCHEDULE I

                             NEOZYME II CORPORATION
                          TODMAN BUILDING, MAIN STREET
                   ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO SEND THE COMPANY A PROXY.

     This Information Statement is being mailed on or about September 27, 1996 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Neozyme II Corporation (the "Company") to the holders of record of shares of the Company's Callable Common Stock, $1.00 par value per share (the "Shares"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Neozyme II Acquisition Corp. (the "Purchaser"), a British Virgin Islands international business company and wholly-owned subsidiary of Genzyme Corporation ("Genzyme"), a Massachusetts corporation, to a majority of the seats on the Board of Directors of the Company (the "Board"). The Purchase Agreement, dated as of September 20, 1996 (the "Purchase Agreement"), among Genzyme, the Purchaser and the Company requires the Company to take such actions as are necessary to cause the Purchaser Designees (as defined below) to be elected to the Board under the circumstances described in the Purchase Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. See "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS -- Right to Designate Directors; The Purchaser Designees".

     Pursuant to the Purchase Agreement, the Purchaser commenced the Offer on September 27, 1996. The Offer is scheduled to expire at 5:00 p.m., New York City time on Monday, October 28, 1996, unless the Offer is extended.

     Following the election of the Purchaser Designees and prior to the consummation of the Merger, the affirmative vote of a majority (or, if there are only one or two Independent Directors (as defined below), the single or unanimous vote, as the case may be) of the directors of the Company who were directors on the date of the Purchase Agreement and who are not officers or directors of Genzyme (the "Independent Directors") (who shall act as an independent committee of the Board for this purpose) shall be required, and alone shall be sufficient, to (i) amend or terminate the Purchase Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Purchase Agreement, (iii) extend the time for performance of Genzyme's and the Purchaser's respective obligations under the Purchase Agreement or (iv) approve any other action by the Company that the Independent Directors determine could adversely affect the interests of the shareholders of the Company (other than Genzyme, the Purchaser and their affiliates) with respect to the transactions contemplated by the Purchase Agreement.

     The information contained in this Information Statement concerning Genzyme, the Purchaser and the Purchaser Designees has been furnished to the Company by Genzyme and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Genzyme and the Purchaser are located at One Kendall Square, Cambridge, Massachusetts 02139.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                        BOARD OF DIRECTORS AND OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of September 20, 1996, there were 2,415,000 Shares outstanding.

     The Board currently consists of five directors, three Class A directors and two Class B directors. The Class A directors have four votes each and are elected by the shareholders of the Company. Each Class A director holds office until the next annual meeting of shareholders and until such director's successor takes office or until such director's earlier death, resignation or removal. The Class B directors have one vote each and are entitled to appoint their own successors. The Class B directors are appointees of Genzyme.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Purchase Agreement, promptly upon the acceptance for payment of and payment by the Purchaser for any Units pursuant to the Offer, and from time to time thereafter as Units are accepted for payment and paid for by the Purchaser, the Purchaser shall be entitled to designate such number of the Company's Class A directors (the "Purchaser Designees"), rounded to the nearest whole number, as will give the Purchaser representation on the Board equal to at least that number of directors which equals the product of the total number of the Company's directors (after giving effect to the directors elected in accordance with this procedure) multiplied by the percentage that such number of Units so accepted for payment and paid for by the Purchaser bears to the number of Units outstanding, and the Company shall, at such time, promptly take such actions as are necessary to cause the Purchaser Designees to be so elected or appointed, including increasing the size of the Board or securing the resignations of incumbent directors or both; PROVIDED, HOWEVER, that notwithstanding the Purchaser's right to designate certain of the Company's directors as described herein, until the Effective Date, the Company's Class A directors shall include at least two Independent Directors; PROVIDED FURTHER, that, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Director shall be entitled to designate a person who is not an officer or director of Genzyme or the Purchaser to fill such vacancy and such person shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be designees, shareholders, directors, officers or affiliates of Genzyme or the Purchaser, and such persons shall be deemed to be Independent Directors.

     The Purchaser has informed the Company that, following its purchase of a majority of the Units pursuant to the Offer, which purchase cannot be earlier than 5:00 p.m., New York City time on Monday, October 28, 1996, it expects that one of the two Class B directors will resign as Class B director and that the Purchaser will designate such Class B director as its Purchaser Designee to serve as Class A director of the Company. Upon the election of such Purchaser Designee as Class A director, the Purchaser will have representation on the Board equal to at least a majority of the voting power on the Board.

     The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a Class A director.

     Biographical information concerning the current directors and executive officers of the Company is presented on the following pages.


CURRENT DIRECTORS

                                      BUSINESS EXPERIENCE DURING PAST FIVE             DIRECTOR
      NAME AND AGE                       YEARS AND OTHER DIRECTORSHIPS                  SINCE
- -------------------------    ------------------------------------------------------    --------
Henri A. Termeer             Mr. Termeer is Chairman of the Board of Directors. He       1992
Age: 50                      has served as President of Genzyme, a diversified
                             health care products company, since October 1983,
                             Chief Executive Officer of Genzyme since December 1985
                             and Chairman of the Board of Genzyme since May 1988.
                             For ten years prior to joining Genzyme, Mr. Termeer
                             worked for Baxter Travenol Laboratories, Inc., a
                             manufacturer of human health care products. Mr.
                             Termeer is Chairman of the Board of Genzyme
                             Transgenics Corporation. Mr. Termeer is also a
                             director of Abiomed, Inc., Xenova Ltd., AutoImmune
                             Inc. and GelTex Pharmaceuticals, Inc., and a trustee
                             of Hambrecht & Quist Healthcare Investors and
                             Hambrecht & Quist Life Sciences Investors.
*Kennett F. Burnes           Mr. Burnes is President and Chief Operating Officer of      1992
Age: 53                      Cabot Corporation, a specialty chemicals and materials
                             and energy company, a position he has held since
                             February 1995. From August 1988 through February 1995,
                             he was Executive Vice President of Cabot Corporation,
                             and from November 1987 through August 1988, he was
                             Vice President and General Counsel of Cabot
                             Corporation. Prior to joining Cabot Corporation, Mr.
                             Burnes was a partner at the law firm of Choate, Hall &
                             Stewart. Mr. Burnes is also a director of Cabot
                             Corporation.
*Robert J. Carpenter         Mr. Carpenter is President and Chief Executive Officer      1992
Age: 51                      of VacTex, Inc., a privately held biotechnology
                             company which he co-founded in November 1995, and
                             Chairman of GelTex Pharmaceuticals, Inc., a publicly
                             held pharmaceutical development company which he
                             co-founded in November 1991 and where he served as
                             President and Chief Executive Officer until May 1993.
                             Mr. Carpenter was Chairman of the Board, President and
                             Chief Executive Officer of Integrated Genetics, Inc.,
                             a biotechnology company that merged with Genzyme in
                             1989. Following the merger and until January 1991, Mr.
                             Carpenter was Executive Vice President of Genzyme and
                             Chief Executive Officer and Chairman of the Board of
                             IG Laboratories, Inc., a genetic diagnostics company
                             that merged with and into Genzyme in October 1995. He
                             is also a director of Genzyme and Apex BioSciences,
                             Inc.

                                      BUSINESS EXPERIENCE DURING PAST FIVE             DIRECTOR
      NAME AND AGE                       YEARS AND OTHER DIRECTORSHIPS                  SINCE
      ------------           ------------------------------------------------------    --------
*Robert E. Flynn             Mr. Flynn has been President of Houghton & Richards,        1992
Age 53                       Inc., a privately held tool steel sales company, since
                             1976. He is also a director of the Massachusetts
                             Cystic Fibrosis Foundation and a trustee of the
                             national Cystic Fibrosis Foundation.
Gregory D. Phelps            Mr. Phelps has been an Executive Vice President of          1992
Age: 47                      Genzyme since September 1996, a Senior Vice President
                             of Genzyme from November 1991 until September 1996 and
                             President of Genzyme Tissue Repair Division since
                             December 1994. Prior to joining Genzyme, Mr. Phelps
                             served as President and Chief Executive Officer of
                             Viagene, Inc., a biotechnology company, from October
                             1988 to June 1990 and of ZymoGenetics, Inc., a
                             biotechnology company, from May 1986 to August 1988,
                             and held various positions at Baxter Travenol
                             Laboratories, Inc. from 1975 to 1986. He is also a
                             director of Ostex International, Inc.

- ---------------
* Class A director of the Company.


ATTENDANCE AT BOARD MEETINGS

     The Board of Directors held one meeting during fiscal year 1995 and each director attended.

AUDIT COMMITTEE

     The Company has a standing Audit Committee of the Board of Directors but does not have a Nominating Committee or a Compensation Committee. The Audit Committee, consisting of Messrs. Burnes and Flynn, met once in 1995 and both members attended. The primary function of the Audit Committee is to assist the Board of Directors in the discharge of its duties and responsibilities by assuring that the financial information provided to the stockholders and others is reliable and that the systems of controls established by management effectively safeguard the assets of the Company. The Audit Committee reviews the general scope of the Company's annual audit, the fee charged by the Company's independent accountants and other matters relating to internal control systems.

DIRECTOR COMPENSATION

     Directors of the Company are compensated for their services as follows: meeting fees of $2,000 for each meeting of the Board of Directors attended, $400 for each meeting of a committee of the Board of Directors attended and $250 for each telephone conference call meeting of the Board of Directors in which they participate.

EXECUTIVE OFFICER; COMPENSATION

     The Company's only executive officer during 1995, Mr. G. Jan van Heek, received no cash compensation from the Company in 1995. Mr. van Heek is an executive officer of Genzyme and the General Manager of its Dutch subsidiary and received all of his compensation from Genzyme or this subsidiary. Under the Services Agreement described below, Genzyme is entitled to recover its costs associated with Mr. van Heek's services to the Company. The Company was not charged for Mr. van Heek's services in 1995.

     In January 1996, Paul M. Edwards succeeded Mr. van Heek as President and Treasurer of the Company and is currently the Company's only executive officer. Mr. Edwards is also Vice President and General Manager -- U.K. Operations of Genzyme, a position he has held since April 1993. Mr Edwards joined Genzyme Limited, Genzyme's U.K. subsidiary, in 1986 as a Production Manager and became its Director, Manufacturing Operations in 1990.

                                SHARE OWNERSHIP

     The following table and footnotes set forth certain information regarding the beneficial ownership of the Company's Callable Common Stock as of August 31, 1996 by (i) persons known by the Company to be beneficial owners of more than 5% of its Callable Common Stock, (ii) the sole executive officer of the Company,
(iii) the directors and nominees for election as directors and (iv) the executive officer and directors of the Company as a group:

                                                                        SHARES OF CALLABLE COMMON
                                                                       STOCK BENEFICIALLY OWNED(1)
                                                                       ---------------------------
                           BENEFICIAL OWNER                              SHARES         PERCENT
                           ----------------                             ---------       -------
Genzyme Corporation...................................................  2,415,000(2)      100.0%
  One Kendall Square
  Cambridge, MA 02139
The Goldman Sachs Group, L.P..........................................    470,800(3)       19.5%
Goldman, Sachs & Co.
  85 Broad Street
  New York, NY 10004
Lehman Brothers Inc...................................................    428,226(4)       17.7%
  3 World Financial Center
  New York, NY 10285
Kingdon Capital Management Corporation................................    325,000(5)       13.5%
  152 West 57th Street
  New York, NY 10019
William Harris Investors, Inc.........................................    191,500(6)        7.9%
  2 North LaSalle Street, Suite 505
  Chicago, IL 60602
Dawson-Samberg Capital Management.....................................    142,100(7)        5.9%
  354 Pequot Avenue
  Southport, CT 06490
Merrill Lynch & Co., Inc..............................................    142,000(8)        5.9%
Merrill Lynch, Pierce, Fenner & Smith Incorporated
  World Financial Center, North Tower
  250 Vesey Street
  New York, NY 10281
Chancellor Capital Management Inc.....................................    132,230(9)        5.5%
  1166 Avenue of the Americas
  New York, NY 10036
Robert E. Flynn.......................................................      7,850(10)         *
Henri A. Termeer......................................................      3,300             *
Gregory D. Phelps.....................................................      2,500             *
Robert J. Carpenter...................................................      2,000(11)         *
Kennett F. Burnes.....................................................        500             *
G. Jan van Heek.......................................................        400             *
All current executive officers and directors as a group (6 persons)...     13,550(10)(11)     *

- ---------------
  *  Indicates less than 1%

 (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares listed in the table.

 (2) Represents shares subject to an option granted to Genzyme. See "Certain Transactions -- Purchase Option Agreement."


 (3) Represents shares with respect to which The Goldman Sachs Group, L.P. shares voting and investment power with Goldman, Sachs & Co. The foregoing information is based on the Schedule 13F for the quarter ending June 30, 1996 and the Schedule 13G dated February 13, 1996 filed jointly with the Securities and Exchange Commission by The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.

 (4) Represents shares held by Lehman Brothers Holdings Inc. for the benefit of its subsidiary, Lehman Brothers Inc. The foregoing information is based on the Schedule 13F for the quarter ending June 30, 1996 and the Schedule 13G dated December 31, 1995 filed with the Securities and Exchange Commission by Lehman Brothers Holdings, Inc.

 (5) Represents shares held by entities or managed accounts over which Kingdon Capital Management Corporation has investment discretion. The foregoing information is based on the Form 13F for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission by Kingdon Capital Management Corporation.

 (6) Based on the Form 13F for the quarter ending June 30, 1996 filed with the Securities and Exchange Commission by William Harris Investors, Inc.

 (7) Based on the Form 13F for the quarter ending June 30, 1996 filed with the Securities and Exchange Commission by Dawson-Samberg Capital Management.

 (8) Represents shares with respect to which Merrill Lynch & Co., Inc. shares voting and investment power with Merrill Lynch, Pierce, Fenner & Smith Inc. Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Inc. disclaim beneficial ownership of these shares. The foregoing information is based on the Schedule 13F for the quarter ending June 30, 1996 and the amended
     Schedule 13G dated February 14, 1996 filed jointly with the Securities and Exchange Commission by Merrill Lynch & Co., Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc.

 (9) Based on the Form 13F for the quarter ending June 30, 1996 filed with the Securities and Exchange Commission by Chancellor Capital Management Inc.

(10) Includes 1,600 shares held in an employee benefit plan trust of which Mr. Flynn is the trustee and in which Mr. Flynn has a minority interest, 300 shares held by Mr. Flynn as custodian of accounts for the benefit of his children, 950 shares owned by Mr. Flynn's spouse and 1,000 shares owned in an irrevocable trust for the benefit of his children. Mr. Flynn disclaims beneficial ownership of the shares owned by his spouse and the shares owned in the trust for the benefit of his children.

(11) Includes 1,000 shares owned by Mr. Carpenter's wife, as to which shares he disclaims beneficial ownership.

                            STOCK PERFORMANCE GRAPH

     The following graph shows the cumulative total shareholder return on the Company's Callable Common Stock over the period from April 30, 1992 (the end of the first trading month for the Company's Callable Common Stock) to December 31, 1995, and compares this return with that of the S&P 500 Composite Index and the Coopers & Lybrand Biotech Index.

                COMPARISON OF THE CUMULATIVE TOTAL RETURN AMONG
 NEOZYME II CORPORATION, THE S&P 500 COMPOSITE INDEX AND THE COOPERS & LYBRAND
                                BIOTECH INDEX(1)

                                          4/30/92     12/31/92    12/31/93   12/31/94   12/28/95*
                                          -------     --------    --------   --------   ---------
Neoxyme II Corporation.................     $100        $115        $195       $ 79        $132
S&P 500................................     $100        $105        $112       $111        $148
Coopers & Lybrand Biotech Index........     $100        $132        $138       $129        $234

- ---------------
 *  Last day of 1995 where Neozyme II traded on Nasdaq

(1) Assumes $100 invested on April 30, 1992 in (i) units consisting of one share of the Company's Callable Common Stock, a Series N warrant to purchase one share of Genzyme Corporation Common Stock (the "Series N Warrant"), and a callable warrant to purchase one share of Genzyme Common Stock (the "Callable Warrant"), (ii) the S&P 500 Composite Index and (iii) the Coopers & Lybrand Biotech Index, with all dividends, if any, being reinvested. With respect to the aforementioned units, assumes that investors sold the Series N Warrant and reinvested the proceeds in additional shares of Callable Common Stock on August 4, 1992, the date the Series N Warrant first traded separately from the Callable Common Stock and the Callable Warrant.

                              CERTAIN TRANSACTIONS

1992 PUBLIC OFFERING

     In May 1992, the Company and Genzyme completed a public offering of 2,415,000 units (the "Offering"), each unit consisting of one share of the Company's Callable Common Stock, one Series N Warrant and one Callable Warrant, which resulted in gross proceeds to the Company of approximately $85 million. In connection with the Offering, the Company entered into various agreements with Genzyme which are summarized below. In 1995, the Company paid Genzyme an aggregate of $22.3 million under these agreements. Mr. Termeer is Chairman of the Board, President and Chief Executive Officer of Genzyme and Mr. Phelps is a Senior Vice President of Genzyme and President of Genzyme Tissue Repair Division.

TECHNOLOGY LICENSE AGREEMENT

     Pursuant to a technology license agreement, Genzyme licensed to the Company its technology for use in developing biotherapeutic products for the treatment of cystic fibrosis by protein replacement or gene therapy. In August 1993, the field of the license was expanded to include certain products to be developed by Genzyme under a license and development agreement with Univax Biologics, Inc. (now North American Biologicals, Inc.). Subject to certain restrictions, the Company has the exclusive, worldwide right to commercialize products developed within the field.

DEVELOPMENT AGREEMENT

     Pursuant to a research and development agreement (the "Development Agreement"), the Company engaged Genzyme to perform all of its research, development and clinical testing activities relating to the Company's products. Genzyme agreed to use commercially reasonable efforts to perform the work contemplated under the Development Agreement pursuant to certain work plans and budgets approved by the Company's Board of Directors. The Company is required to reimburse Genzyme for all costs associated with Genzyme's work under the Development Agreement up to an amount consisting of substantially all of the Company's available funds.

PURCHASE OPTION AGREEMENT

     The shares of the Company's Callable Common Stock are subject to a purchase option agreement (the "Purchase Option Agreement") pursuant to which Genzyme may purchase all (but not less than all) of these shares from the holders thereof at any time through December 31, 1996 at the prices set forth below. The exercise price may be paid in cash, in shares of Genzyme Corporation common stock, or in any combination thereof, at Genzyme's election.

     The Purchase Option is exercisable until December 31, 1996, at an exercise price per share that increases each month through December 31, 1996 to a maximum of $117.00 per share. The Purchase Option Exercise Price may be paid in cash, in shares of Genzyme stock, or in any combination thereof, at Genzyme's discretion.

SERVICES AGREEMENT

     The Company and Genzyme Limited, a United Kingdom subsidiary of Genzyme, have an agreement pursuant to which Genzyme Limited provides certain services, including financial, legal and administrative services, to the Company on a cost reimbursement basis, including appropriate overhead allocations. Services related to United States regulatory, legal, tax and investor relations matters are subcontracted by Genzyme Limited to Genzyme.

SERIES 1992 NOTE

     The Company issued a note in the principal amount of $100,000 to Genzyme (the "Series 1992 Note"). The Series 1992 Note is due on the day following the termination of the Purchase Option Agreement and may not be prepaid. Pursuant to the Company's Memorandum of Association and Amended and Restated Articles of Association, the Company and its stockholders are prohibited from taking any action or permitting any action to be taken that is inconsistent with Genzyme's rights under the Purchase Option Agreement. While such note is outstanding, the Company may not issue additional capital stock, borrow more than $1,000,000 in the aggregate, declare or pay dividends utilizing funds committed to be paid to Genzyme under the Development Agreement, merge, liquidate or sell all or substantially all of its assets without the approval of Genzyme.